     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1994


                                                       REGISTRATION NO. 33-53639

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                             MICHAELS STORES, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                       75-1943604
  (State or other jurisdiction of        (I.R.S. Employer
  incorporation or organization)      Identification Number)

                            5931 CAMPUS CIRCLE DRIVE
                              IRVING, TEXAS 75063
                                P.O. BOX 619566
                             DFW, TEXAS 75261-9566
                                 (214) 714-7000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 R. DON MORRIS
                            5931 CAMPUS CIRCLE DRIVE
                              IRVING, TEXAS 75063
                                 (214) 714-7000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

     CHARLES D. MAGUIRE, JR.                KENNETH L. STEWART
     JACKSON & WALKER, L.L.P.          FULBRIGHT & JAWORSKI L.L.P.
         901 Main Street                     2200 Ross Avenue
            Suite 6000                          Suite 2800
       Dallas, Texas 75202                 Dallas, Texas 75201

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


                                                                     PROPOSED
                                                    PROPOSED          MAXIMUM
                                   AMOUNT TO         MAXIMUM         AGGREGATE        AMOUNT OF
    TITLE OF EACH CLASS OF            BE         OFFERING PRICE      OFFERING       REGISTRATION
 SECURITIES TO BE REGISTERED    REGISTERED (1)(2)  PER UNIT (3)      PRICE (3)         FEE (4)
Common Stock, par value $0.10
 per share....................     3,795,000         $38.81        $147,283,950      $50,787.57

(1) Includes 495,000 shares to cover the Underwriters' over-allotment option and shares that are to be offered and sold outside the United States but that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of the Registration Statement or the date the shares are first bona fide offered to the public.
(2) The portion of the shares covered by this Registration Statement that are initially being offered for sale outside the United States and Canada are not being registered under the U.S. Securities Act of 1933, except to the extent such shares are reoffered or resold into the United States under circumstances constituting part of the distribution or under circumstances requiring delivery of a prospectus.
(3) In accordance with Rule 457(c), based upon the average of the high and low sales price of the Registrant's Common Stock on the Nasdaq National Market on June 17, 1994.
(4) A filing fee of $39,283.41 was paid in connection with the initial registration of 2,875,000 shares of Common Stock on May 16, 1994 and accordingly, a filing fee of $11,504.16 is being paid herewith.


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 21, 1994


                                3,300,000 Shares
                                     [logo]
                                  Common Stock
                                ($.10 PAR VALUE)

                                 --------------


OF THE 3,300,000 SHARES OF COMMON STOCK, $.10 PAR VALUE ("COMMON STOCK"), OF MICHAELS STORES, INC. ("MICHAELS" OR THE "COMPANY") OFFERED HEREBY, 2,475,000
 SHARES ARE BEING  SOLD BY  THE COMPANY  AND 825,000  ARE BEING  SOLD BY  THE
   SELLING  STOCKHOLDERS  NAMED  HEREIN UNDER  "SELLING  STOCKHOLDERS." THE
     COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. OF THE 3,300,000 SHARES OF COMMON STOCK BEING
      OFFERED, 2,640,000 SHARES ARE INITIALLY BEING OFFERED IN THE UNITED
       STATES AND CANADA  (THE "U.S.  SHARES") BY  THE U.S.  UNDERWRITERS
       (THE  "U.S.  OFFERING") AND  660,000  SHARES ARE  INITIALLY BEING
        CONCURRENTLY OFFERED  OUTSIDE THE  UNITED STATES  AND  CANADA
           (THE   "INTERNATIONAL  SHARES")  BY  THE  MANAGERS  (THE
             "INTERNATIONAL OFFERING" AND,  TOGETHER WITH THE  U.S.
             OFFERING, THE "COMMON STOCK OFFERING"). THE OFFERING
               PRICE  AND  UNDERWRITING DISCOUNTS  OF  THE U.S.
                 OFFERING AND  THE INTERNATIONAL  OFFERING  ARE
                 IDENTICAL.  ON  JUNE 16,  1994,  THE REPORTED
                  LAST SALE PRICE  OF THE COMMON  STOCK   ON
                    THE  NASDAQ NATIONAL MARKET  WAS $40 1/2
                                   PER SHARE.

                                 --------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
   AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES   COMMISSION  NOR
      HAS  THE   SECURITIES  AND   EXCHANGE   COMMISSION  OR   ANY   STATE
        SECURITIES   COMMISSION   PASSED  UPON   THE  ACCURACY   OR  AD-
             EQUACY  OF   THIS   PROSPECTUS.   ANY   REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                               UNDERWRITING                        PROCEEDS TO
                                               PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                                                PUBLIC         COMMISSIONS        COMPANY(1)       STOCKHOLDERS
                                           ----------------  ----------------  ----------------  ----------------
PER SHARE................................                 $                 $                 $                 $
TOTAL(2).................................                 $                 $                 $                 $


(1)  BEFORE   DEDUCTION  OF  EXPENSES  PAYABLE   BY  THE  COMPANY  ESTIMATED  AT
     $              .
(2) THE COMPANY HAS GRANTED THE U.S. UNDERWRITERS AND THE MANAGERS AN OPTION, EXERCISABLE BY CS FIRST BOSTON CORPORATION, FOR 30 DAYS FROM THE DATE OF THIS PROSPECTUS TO PURCHASE A MAXIMUM OF 495,000 ADDITIONAL SHARES TO COVER OVER-ALLOTMENTS OF SHARES. IF THE OPTION IS EXERCISED IN FULL, THE TOTAL
     PRICE  TO PUBLIC WILL BE $         , UNDERWRITING DISCOUNTS AND COMMISSIONS
     WILL BE $         , AND PROCEEDS TO COMPANY WILL BE $         .


                                 --------------

    THE U.S. SHARES ARE OFFERED BY THE SEVERAL U.S. UNDERWRITERS WHEN, AS AND IF ISSUED BY THE COMPANY, DELIVERED TO AND ACCEPTED BY THE U.S. UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT
THE U.S. SHARES WILL BE READY FOR DELIVERY ON OR ABOUT     , 1994.

CS First Boston
                         Robertson, Stephens & Company
                                           Nomura Securities International, Inc.


                 THE DATE OF THIS PROSPECTUS IS JULY   , 1994.

                                     [map]


    IN CONNECTION WITH THIS OFFERING, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN U.S. UNDERWRITERS AND MANAGERS (AND SELLING GROUP MEMBERS, IF ANY) AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. (SEE "UNDERWRITING.")

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


    This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 and exhibits thereto (collectively, the "Registration Statement") that the Company filed with the Commission in connection with the sale of the securities offered hereby under the Securities Act of 1933, as amended (the "Securities Act"), to which Registration Statement reference is hereby made. Copies of such Registration Statement are available from the Commission. The terms "Michaels" and the "Company" when used herein shall mean Michaels Stores, Inc. and its subsidiaries.


    The Company's principal executive offices are located at 5931 Campus Circle Drive, Irving, Texas, and its mailing address is P.O. Box 619566, DFW, Texas 75261-9566 and the Company's telephone number is (214) 714-7000.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof as of their respective dates: (i) Annual Report on Form 10-K for the year ended January 30, 1994; (ii) definitive Proxy Statement, dated April 25, 1994, relating to the Company's Annual Meeting of Stockholders held on May 24, 1994; (iii) Current Report on Form 8-K filed May 23, 1994; (iv) Quarterly Report on Form 10-Q for the quarter ended May 1, 1994; and (v) Registration Statement on Form 8-A (No. 0-11822), effective as of September 11, 1991 and any amendments filed thereto.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Common Stock Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for copies should be directed to Michaels' principal office: Michaels Stores, Inc., P.O. Box 619566, DFW, Texas 75261-9566, Attention: Investor Relations (telephone: (214) 714-7100).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS INTENDED TO HIGHLIGHT CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE STATEMENT OF ALL MATERIAL INFORMATION IN THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE U.S. UNDERWRITERS' AND THE MANAGERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

    Michaels Stores, Inc. ("Michaels" or the "Company") is the nation's leading retailer of arts, crafts and decorative items. Michaels stores offer a wide selection of competitively priced items, including general crafts, wearable art, silk and dried flowers, picture framing materials and services, art and hobby supplies, and party, seasonal and holiday merchandise. The Company's stores average approximately 15,500 square feet of selling space and offer an assortment of over 30,000 stock keeping units ("SKUs"). Michaels' merchandising strategy is to provide a broad selection of products in an appealing store environment with superior customer service, including in-store "how-to" demonstrations, project samples displayed throughout the store and instructional classes for adults and children.


    Michaels currently operates 268 stores in 35 states and Canada. As a result of the recently announced acquisition (the "Leewards Acquisition") of Leewards Creative Crafts, Inc. ("Leewards"), the Company intends to add approximately 80 Leewards store locations. In addition, Michaels anticipates closing approximately 5 to 10 overlapping Michaels stores. On a pro forma basis for the Leewards Acquisition, Michaels' sales for the fiscal year ended January 30, 1994 would have been approximately $811 million. In addition to the Leewards stores and the 25 stores acquired earlier this year, Michaels currently anticipates opening approximately 55 new store locations in 1994, of which 23 have been opened. Assuming the consummation of the Leewards Acquisition, the Company intends to add approximately 50 to 60 new stores during 1995.


    Over the past five fiscal years, the Company's sales have grown from $290 million to $620 million. This sales growth resulted from increases in comparable store sales in each year since 1989 and an increase in the Company's store locations from 122 to 220 at the end of the most recent fiscal year. In addition, operating income over the past five fiscal years has increased from $15 million to $41 million.

                              RECENT ACQUISITIONS


    On May 10, 1994, Michaels announced that it had signed a definitive merger agreement for the acquisition of Leewards, an Illinois-based arts and crafts retailer with approximately 100 stores located primarily in the midwestern and northeastern United States. It is expected that the Leewards Acquisition will close on or before July 8, 1994, prior to completion of the Common Stock Offering. Assuming the Leewards Acquisition closes prior to completion of the Common Stock Offering, and assuming a five day average closing price of the Common Stock on The Nasdaq National Market of $40.50, the acquisition consideration will consist of approximately $9.2 million in cash and 1,271,146 shares of Common Stock. It is currently estimated that 825,000 of these shares will be sold by the Leewards stockholders to the public in this Common Stock Offering. Upon consummation of the Leewards Acquisition, Michaels will also repay an estimated $50 million of Leewards' indebtedness. The Leewards
Acquisition will establish Michaels' presence in a number of new markets, including the northeastern United States, a market in which Michaels does not currently have a significant presence, and significantly expand its presence in several existing markets. Following the Leewards Acquisition, Michaels expects to close approximately 20 Leewards stores and approximately 5 to 10 Michaels stores due to overlapping locations. Substantially all of the conditions to the consummation of the Leewards Acquisition have been satisfied, including approval of Leewards' stockholders and termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("Hart-Scott-Rodino"). See "Recent Developments -- Recent Acquisitions," "Leewards Acquisition" and "Selling Stockholders."


    In February 1994, the Company acquired Treasure House Stores, Inc. ("Treasure House"), a chain of nine arts and crafts stores operating primarily in the Seattle market, for 280,000 shares of Michaels Common Stock. In April 1994, the Company acquired the affiliated arts and crafts store chains of Oregon Craft & Floral Supply Co. ("Oregon Craft & Floral"), with eight stores located primarily in the Portland, Oregon area, and H&H Craft & Floral Supply Co. ("H&H Craft & Floral"), with eight stores located in southern California, for a total of 455,000 shares of Michaels Common Stock. The Treasure House stores have been converted to the Michaels format and the Oregon Craft & Floral and H&H Craft & Floral stores are being converted to the Michaels format with grand openings scheduled for July through August of this year. The Company believes that these acquisitions have significantly increased its presence in Oregon and Washington and further strengthened its position in southern California. See "Recent Developments -- Recent Acquisitions."


                            INTEGRATION OF LEEWARDS

    The Company has designed a ten-week transition plan to reconfigure the Leewards stores to be more consistent with the merchandising strategy of Michaels. In order to minimize disruption to the Company's business, this plan will be implemented by the Leewards field organization under the supervision of Michaels' management using detailed plans developed by Michaels. Key aspects of this plan include:

    - Revising  and  enhancing  the  product  mix  to  correlate  to   Michaels'
      merchandising strategy;

    - Converting merchandise ordering and management information systems;

    - Eliminating redundant overhead;

    - Retraining employees to provide the level of customer service found in Michaels stores and to improve operational efficiencies; and


    - Closing approximately 20 Leewards and approximately 5 to 10 Michaels store locations to eliminate overlapping stores.


    The continuing 80 Leewards stores will be converted to the Michaels store format beginning with a four-week phase to eliminate incompatible merchandise. The second phase will involve the arrival of new merchandise and the reformatting of the stores to the Michaels prototype. This will be accomplished department by department, with the stores remaining open for business throughout the process. The Company anticipates completing the plan prior to the busy fall/Christmas selling season. See "Leewards Acquisition -- Integration of Leewards."

                           THE COMMON STOCK OFFERING


                                                        U.S.      INTERNATIONAL
                                                      OFFERING      OFFERING       TOTAL
                                                    ------------  ------------  -----------
Shares of Common Stock Offered:
  By the Company..................................    1,980,000       495,000     2,475,000
  By the Selling Stockholders.....................      660,000       165,000       825,000
                                                    ------------  ------------  -----------
      Total(1)....................................    2,640,000       660,000     3,300,000
                                                    ------------  ------------  -----------
                                                    ------------  ------------  -----------



Common Stock to be Outstanding:
  After the Leewards Acquisition(2).........  18,763,954 shares
  After the Leewards Acquisition and the
   Common Stock Offering(2).................  21,238,954 shares
Use of Proceeds.............................  Payment of outstanding bank  debt which is expected  to include approximately $63 million of indebtedness to be
                                              incurred  in connection with  the Leewards Acquisition.
                                              See "Use of Proceeds."
Nasdaq National Market Symbol...............  MIKE

- --------------------------
(1) Pursuant to an agreement between the U.S. Underwriters and the Managers, some or all of the shares underwritten by the Managers may be sold by the Managers to the U.S. Underwriters for resale in the United States and Canada, and some or all of the shares underwritten by the U.S.
      Underwriters may be sold by the U.S. Underwriters to the Managers for resale outside the United States and Canada. See "Underwriting."
(2) Reflects shares outstanding as of June 16, 1994 and assumes that the Leewards Acquisition is consummated and that the consideration payable to Leewards' stockholders consists of the issuance of 1,271,146 shares of Common Stock and cash of $9.2 million. Excludes shares held by wholly-owned subsidiaries of the Company. If the Leewards Acquisition does not close prior to the closing of the Common Stock Offering, the Leewards stockholders may receive cash in lieu of up to 500,000 shares of the Common Stock issuable in the acquisition. See "Recent Developments -- Recent Acquisitions" "Leewards Acquisition" and "Description of Capital Stock."

                        SUMMARY FINANCIAL AND STORE DATA

            (IN THOUSANDS, EXCEPT STORE DATA AND PER SHARE AMOUNTS)


                                                     FISCAL YEAR (1)                                       QUARTER ENDED
                           -------------------------------------------------------------------   ---------------------------------
                                                                                  1993                           MAY 1, 1994
                                                                          --------------------              ----------------------
                                                                                        PRO       MAY 2,                   PRO
                             1989       1990        1991         1992      ACTUAL    FORMA(2)      1993      ACTUAL     FORMA(2)
                           --------   --------   -----------   --------   --------   ---------   --------   --------   -----------
STATEMENT OF INCOME DATA:
  Net sales..............  $289,754   $362,028   $410,899      $493,159   $619,688   $810,824    $112,961   $159,798   $206,305
  Operating income.......    14,900     20,694     25,643        34,263     41,356     44,512       5,962      9,071      9,542
  Weighted average shares
   outstanding assuming
   full dilution.........    10,645     10,229     12,411        16,853     19,809     21,080      17,131     17,856     19,127
  Earnings per common
   share assuming full
   dilution..............     $0.00      $0.57      $0.87(3)      $1.21      $1.52      $1.41       $0.22      $0.28      $0.25
STORE DATA:
  Stores open at period
   end...................       122        137        140           168        220        319(4)      180        259        358(4)
  Average sales per
   square foot (5).......      $193       $206       $213          $226       $218       $201         $45        $44        $41
  Comparable store sales
   increase (6)..........         6%         9%         9%            7%         3%         3%          2%        10%         7%



                                                                                       MAY 1, 1994
                                                                        -----------------------------------------
                                                                                                     PRO FORMA
                                                                         ACTUAL    PRO FORMA (7)   AS ADJUSTED(8)
                                                                        ---------  --------------  --------------
BALANCE SHEET DATA:
  Working capital.....................................................  $ 169,726    $  134,388      $  229,414
  Total assets........................................................    463,119       616,408         616,408
  Convertible subordinated notes......................................     97,750        97,750          97,750
  Shareholders' equity................................................    206,596       258,077         353,103

- ------------------------------
(1) The Company operates on a 52/53 week fiscal year ending on the Sunday closest to January 31. For example, references to "fiscal 1993" mean the fiscal year ended January 30, 1994. Fiscal 1990 included 53 weeks; all other fiscal years set forth above included 52 weeks.

(2) On a pro forma basis to reflect the consummation of the Leewards Acquisition. See "Pro Forma Combined Financial Information." Fiscal 1993 pro forma amounts do not reflect the acquisitions of Treasure House, Oregon Craft & Floral or H&H Craft & Floral by the Company in February and April 1994 as such acquisitions were not material in the aggregate.

(3) Before extraordinary item of $3.8 million, or $0.31 per common and common equivalent share, relating to the redemption premium paid for the early retirement of the Company's 12.75% Senior Subordinated Notes, which had an effective interest rate of 15.8%, and the accelerated amortization of related debt issuance costs.

(4)   Includes Leewards stores and Michaels stores open at period end.

(5) Calculated for stores open the entire period and based on selling square footage.

(6) The increase for fiscal 1990 was calculated on a comparable 52-week period.

(7) Pro forma for the Leewards Acquisition. Assumes that the Leewards Acquisition is consummated and that the consideration payable to Leewards' stockholders consists of the issuance of 1,271,146 shares of Common Stock and cash of $9.2 million.
(8) Pro forma for the Leewards Acquisition and as adjusted for the Common Stock Offering. Assumes that the Leewards Acquisition is consummated and that the consideration payable to Leewards' stockholders consists of the issuance of 1,271,146 shares of Common Stock and cash of $9.2 million.

                              RECENT DEVELOPMENTS


RECENT ACQUISITIONS


    On May 10, 1994, the Company announced that it had signed a definitive merger agreement for the acquisition of Leewards, an Illinois-based arts and crafts retailer with approximately 100 stores located primarily in the midwestern and northeastern United States. It is expected that the Leewards Acquisition will close on or before July 8, 1994, prior to completion of the Common Stock Offering. Assuming the Leewards Acquisition closes prior to completion of the Common Stock Offering, and assuming a five day average closing price of the Common Stock price on The Nasdaq National Market of $40.50, the acquisition consideration will consist of approximately $9.2 million in cash and 1,271,146 shares of Common Stock. It is currently estimated that 825,000 of these shares will be sold by the Leewards stockholders to the public in this Common Stock Offering. Upon consummation of the Leewards Acquisition, Michaels will also repay the indebtedness under Leewards' bank credit facility and subordinated notes, expected to total approximately $50 million at closing. Substantially all of the conditions to the consummation of the Leewards Acquisition have been satisfied, including approval of Leewards' stockholders and termination of the waiting period under Hart-Scott-Rodino. Consummation of the acquisition is nevertheless subject to certain customary conditions to closing including there having occurred no material adverse changes in the condition (financial or otherwise), operations, assets or liabilities of Michaels or Leewards. The Leewards stockholders have agreed they will not engage in a public distribution of the shares of Common Stock they acquire in connection with the Leewards Acquisition for a period of 90 days from the date of this Prospectus. In the event that the Leewards Acquisition closes after the closing of the Common Stock Offering, the Leewards stockholders may receive cash in lieu of a portion of the shares of Common Stock issuable in the acquisition. See "Leewards Acquisition," "Pro Forma Combined Financial Information," "Selling Stockholders" and "Underwriting."



    In February 1994, the Company acquired Treasure House, a chain of nine arts and crafts stores operating primarily in the Seattle market, for 280,000 shares of Michaels Common Stock. In April 1994, the Company acquired the affiliated arts and crafts store chains of Oregon Craft & Floral, with eight stores located primarily in the Portland, Oregon area, and H&H Craft & Floral, with eight stores located in southern California, for a total of 455,000 shares of Michaels Common Stock. The Treasure House stores have been converted to the Michaels format and the Oregon Craft & Floral and the H&H Craft and Floral stores are being converted to the Michaels format with grand openings scheduled for July through August of this year. The Company believes that these acquisitions have significantly increased its presence in Oregon and Washington and further strengthened the Company's position in southern California.



OPERATING RESULTS FOR FIRST QUARTER


    Michaels reported record first quarter earnings for the quarter ended May 1, 1994 of $5.0 million, or $0.28 per share, compared to $3.8 million, or $0.22 per share for the first quarter of fiscal 1993. The earnings increase can be attributed to a 41% increase in net sales to $159.8 million, including a 10% increase in comparable store sales, and a 52% increase in operating income to $9.1 million. Operating income as a percentage of net sales increased to 5.7% in the fiscal 1994 first quarter from 5.3% in the year earlier period. Earnings for the 1994 first quarter included one-time transaction costs, severance costs and duplicate pre-merger general and administrative costs associated with the acquisition of Treasure House during the quarter, which was accounted for as a pooling of interests and, accordingly, had its sales and earnings included in the Company's results as of the beginning of the quarter. Without these one-time costs totaling $0.02 per share, earnings per share would have been $0.30 for the quarter, an increase of 36% over the year earlier period. The Oregon Craft & Floral and H&H Craft and Floral acquisitions were purchase transactions that closed near the end of the quarter and thus had no significant effect on the Company's results for the quarter.



ANTICIPATED STORE CLOSINGS


    Michaels expects to incur a pretax charge in the quarter in which the Leewards Acquisition is consummated. The charge will relate to the cost of closing approximately 5 to 10 existing Michaels store locations in connection with the integration of Leewards. In accordance with generally accepted accounting principles, the cost of closing the Company's existing store locations will be expensed while the cost of closing the acquired Leewards store locations will be included as an adjustment to the purchase price of the acquisition.



NEW CREDIT FACILITY


    In June 1994, Michaels entered into a new three-year, unsecured $150 million revolving credit facility to replace its existing $100 million revolving credit facility.


                                  THE COMPANY

OVERVIEW

    Michaels is the nation's leading retailer of arts, crafts and decorative items. Michaels stores offer a wide selection of competitively priced items, including general crafts, wearable art, silk and dried flowers, picture framing materials and services, art and hobby supplies, and party, seasonal and holiday merchandise. Michaels' merchandising strategy is to provide a broad selection of products in an appealing store environment with superior customer service, including in-store "how-to" demonstrations, project samples displayed throughout the store and instructional classes for adults and children. The Company's primary customers are women aged 25 to 54 with above average median household incomes, and the Company believes that repeat customers account for a substantial portion of its sales. The average sale is approximately $13.75.


    Michaels currently operates 268 stores in 35 states and Canada. As a result of the Leewards Acquisition, the Company intends to add approximately 80 Leewards store locations. In addition, Michaels anticipates closing 5 to 10 overlapping Michaels stores. On a pro forma basis for the Leewards Acquisition, Michaels' sales for fiscal 1993 would have been approximately $811 million. See "Leewards Acquisition" and "Pro Forma Combined Financial Information."


NEW STORE EXPANSION


    In addition to the Leewards stores and the 25 stores acquired earlier this year, Michaels currently anticipates opening approximately 55 new stores in the United States and Canada during fiscal 1994, of which 23 have been opened. At present, the Company intends to add 50 to 60 new stores during fiscal 1995 assuming consummation of the Leewards Acquisition; otherwise, fiscal 1995 store growth is expected to be between 80 and 100 new stores. Michaels' expansion strategy is to give priority to adding stores in existing markets or clustering stores in new markets in order to enhance economies of scale associated with advertising, distribution, field supervision and other regional expenses. Management believes that few of its existing markets are saturated, and that many attractive new markets are available to the Company for expansion. The anticipated development of Michaels stores in 1995 and the rate at which stores are developed thereafter will depend upon a number of factors, including the success of existing Michaels stores and the stores to be added pursuant to the Leewards Acquisition, the availability of suitable store sites, the availability of suitable acquisition candidates and the ability to hire and train qualified managers. The Company intends to continue to review acquisition opportunities in existing and new markets. The Company has no arrangements or understandings pending with respect to any acquisitions other than Leewards.



    In October 1993, the Company opened its first Michaels Craft and Floral Warehouse store ("CFW") using a newly-developed "warehouse superstore" format. It is anticipated that each store following the CFW format will occupy approximately 30,000 to 40,000 square feet of selling space, carry a wider selection of certain categories of merchandise than the typical store, and generally offer merchandise at "everyday" discounted retail prices. To achieve a lower cost structure than a typical Michaels store, the Company's CFW format is premised on reduced occupancy expenses per square foot and less extensive advertising programs. In addition, the CFW format utilizes new computer systems that provide full point-of-sale scanning and automated receiving of merchandise, and eliminates the retail price marking of individual products. The Company plans to open four or five additional CFW stores during 1994, of which three have been opened, and may accelerate the opening of such stores in the future if the format continues to be favorably received by consumers.

MERCHANDISING


    Michaels' merchandising strategy is to provide a broad selection of products in an appealing store environment with superior customer service. The commitment to customer service is evidenced through in-store "how-to" demonstrations, project samples displayed throughout each store, and instructional classes for adults and children. The typical Michaels store offers an assortment of over 30,000 SKUs. In general, each store offers products from ten departments. Nine of the departments offer essentially the same type of merchandise throughout the year, although the products may vary from season to season. The merchandise offered by these nine departments includes general craft materials, wearable art, silk and dried flowers, picture framing materials and services, fine art materials, hobby items, party items, needlecraft items and ribbon.


    In addition to these nine departments, the Company regularly features seasonal merchandise. Seasonal merchandise is ordered for several holidays, including Valentine's Day, Easter, Mother's Day, Halloween and Thanksgiving, in addition to the Christmas season. For example, seasonal merchandise for the Christmas season includes trees, wreaths, candles, lights and ornaments. Included in seasonal merchandise is promotional merchandise that is offered with the intention of generating customer traffic.


    The following table shows sales by the largest departments as a percentage of total sales for fiscal 1992 and 1993:



                                                                                      PERCENTAGE OF SALES
                                                                                      --------------------
DEPARTMENT                                                                              1992       1993
- ------------------------------------------------------------------------------------  ---------  ---------
General craft materials and wearable art............................................         22%        21%
Silk and dried flowers and plants...................................................         18         21
Picture framing.....................................................................         14         15
Seasonal and promotional items......................................................         15         14
Fine art materials..................................................................         11         11
Hobby, party, needlecraft and ribbon................................................         20         18
                                                                                            ---        ---
  Total.............................................................................        100%       100%
                                                                                            ---        ---
                                                                                            ---        ---


CUSTOMER SERVICE

    Michaels believes that customer service is critically important to its merchandising strategy. Many of the craft supplies sold in Michaels stores can be assembled into unique end-products with an appropriate amount of guidance and direction. Michaels has hundreds of displays in every store in an effort to stimulate new project ideas, and supplies project sheets with detailed instructions on how to assemble the products. In addition, many sales associates are craft enthusiasts with the experience to help customers with ideas and instructions. The Company also offers free demonstrations and inexpensive classes in stores as a means of promoting new craft ideas. Michaels believes that the in-store "how-to" demonstrations, instructional classes, knowledgeable sales associates, and customer focus groups have allowed the Company to better understand and serve its customers. In addition, the Company measures its customer service in each store at least four times a year through a "mystery shopper" program.

ADVERTISING


    The Company believes that its advertising promotes craft and hobby project ideas among its customers. Traditionally, the Company has focused on circular and newspaper advertising. The Company has found full-color circular advertising, primarily as an insert to newspapers but also through direct mail or on display within its stores, to be the most effective medium of advertising. Such circulars advertise numerous products in order to emphasize the wide selection of products available at Michaels stores. The Company believes that advertising efficiencies associated with the clustering of its stores in its markets together with its ability to advertise through circulars and newspapers approximately once a week in each of its markets provides the Company with an advantage over its smaller competitors.

    The Company has generally limited television advertising to network television in those major markets in which it had clusters of stores or in which it was adding new stores. Beginning with the 1994 fall/Christmas season, the Company expects to implement a marketing program coordinating national cable television, including The Discovery Channel-TM-, Lifetime Television, and USA Network-R-, and circular advertisements together with project booklets, in-store demonstrations, and new point-of-sale techniques. More than one-half of the $4.5 million cost of this new marketing program will be underwritten by Michaels' vendors. Michaels intends to allocate a portion of its network television budget to this program.


STORE OPERATIONS


    The Company's 268 stores (before the Leewards Acquisition) average approximately 15,500 square feet of selling space, although newer stores average approximately 17,000 square feet of selling space. Net sales for fiscal 1993 averaged approximately $3.2 million per store (for stores open the entire fiscal year) and $218 per square foot of selling space. Store sites are selected based upon meeting certain economic, demographic and traffic criteria and upon the Company's strategy of clustering stores in markets where certain operating efficiencies can be achieved. The Michaels stores currently in operation are located primarily in strip shopping centers in areas with easy access and ample parking.


    Michaels has developed a standardized procedure which enables the Company to efficiently open new stores and integrate them into its information and distribution systems. The Company develops the floor plan and inventory layout, and organizes the advertising and promotions in connection with the opening of each new store. In addition, Michaels maintains an experienced store opening staff to provide new store personnel with in-store training. Michaels generally opens new stores during the period from February through October because new store personnel require significant in-store training prior to the first Christmas selling season for each such store.


    Costs for opening stores at particular locations depend upon the type of building and general cost levels in the area. In fiscal 1993, the average net cost to the Company of opening a new store was approximately $535,000 per store, which included leasehold improvements, furniture, fixtures and equipment, and pre-opening expenses. The Company used more existing real estate, versus build-to-suit locations, in fiscal 1993 resulting in an average cost of opening a new store that was $160,000 higher than historical levels due to the increased level of leasehold improvements. This increase was offset, in part, by lower rent rates. The initial inventory investment associated with each new store in fiscal 1993 was approximately $320,000 to $740,000 depending on the time of year in which the store was opened. The initial inventory investment in new stores is offset, in part, by extended vendor terms and allowances. The cost for new store openings, excluding initial inventory investments, in fiscal 1993 was approximately $29 million and the cost for new store openings in fiscal 1994 is estimated to be approximately $30 million.



PURCHASING AND DISTRIBUTION


    The Company's purchasing strategy is to negotiate directly with its vendors in order to take advantage of volume purchasing discounts and improve control over product mix and inventory. For certain substantial product lines, the Company negotiates directly with a number of major manufacturers to shorten the distribution chain. Although this requires an increased inventory investment in the warehouse, it results in substantial savings and allows the Company to develop products specifically formulated to Michaels' design and quality standards. Approximately 90% of the merchandise is acquired from vendors on the Company's "approved list." Of this merchandise, approximately one-half is received by the stores from the Company's distribution centers and one-half is received directly from vendors. In addition, each store has the flexibility to purchase approximately 10% of its merchandise directly from local vendors, which allows the store managers to tailor the products offered in their stores to local tastes and trends. All store purchases are monitored by district and regional managers.



    The Company currently operates three distribution centers which supply the stores with certain merchandise, including substantially all seasonal and promotional items. The Company's distribution centers are located in Irving, Texas, Buena Park, California, and Lexington, Kentucky. The Company also operates a bulk warehouse in Phoenix, Arizona, which allows the Company to store bulk purchases of seasonal and promotional merchandise prior to distribution. Michaels stores receive deliveries from the distribution centers generally once a week.


    Substantially all of the products sold in Michaels stores are manufactured in the United States, the Far East and Mexico. Goods manufactured in the Far East generally require long lead times and are ordered four to six months in advance of delivery. Such products are either imported directly by the Company or acquired from distributors based in the United States. In all cases, purchases are denominated in U.S. dollars (or Canadian dollars for purchases of certain items delivered directly to stores in Canada).

INVENTORY CONTROL/MANAGEMENT INFORMATION SYSTEMS


    Michaels' management information systems include automated point-of-sale, merchandising, distribution and financial applications. All orders from the stores to the Company's distribution centers are processed electronically to ensure timely delivery of distribution center sourced inventory. The Company's point-of-sale system captures sales information by department. Due to the large number of inexpensive items in the stores, the non-fashion nature of the merchandise, and the long lead times involved for ordering seasonal goods (up to nine months), the Company does not currently capture item-level sales information, inventory or margin electronically in all stores. Sales trend tracking combines item level point-of-sale scanning data from the CFW stores with point-of-sale department-level sales from all other stores, weekly test counts of certain SKUs in 40 selected stores, and regular communication from store managers through the district and regional managers. Inventory and margins are monitored on a perpetual basis in the distribution centers and in the stores via physical inventories at least quarterly in groups of 30 to 40 stores and a year-end complete physical count in most stores. The Company believes that these procedures and automated systems, together with its other control processes, allow Michaels to effectively manage and monitor its inventory levels and margin performance.


COMPETITION

    Michaels is the largest nationwide retailer dedicated to serving the arts and crafts marketplace. The specialty arts, crafts and decorative item retail business is highly competitive. Michaels competes primarily with regional and local merchants that tend to specialize in particular aspects of arts and crafts, other nationwide retailers of craft items and related merchandise, and mass merchandisers that typically dedicate a portion of their selling space to a limited selection of arts, crafts, picture framing and seasonal products. The Company believes that its stores compete based on price, quality and variety of merchandise assortment, and customer service, such as instructional demonstrations. Michaels believes the combination of its broad selection of products, emphasis on customer service, loyal customer base, and capacity to advertise frequently in all of its markets provides the Company with a competitive advantage.

                              LEEWARDS ACQUISITION

PROPOSED ACQUISITION


    On May 10, 1994 the Company announced that it had signed a definitive merger agreement for the acquisition of Leewards, an Illinois-based arts and crafts retailer with approximately 100 stores located primarily in the midwestern and northeastern United States. The Leewards stores, which average approximately 14,000 square feet of selling space, are similar in both size and type of location to the average Michaels store. The Company believes that the Leewards Acquisition provides it with an opportunity to accelerate its nationwide expansion strategy in the fragmented arts and crafts retailing industry. The Leewards Acquisition will establish Michaels' presence in a number of new markets, particularly in the northeastern United States, including Pennsylvania, Massachusetts, and New Jersey, and significantly expand its presence in several existing markets, including northern California, Illinois, Florida, Michigan, Missouri, Minnesota and New York. Following the Leewards Acquisition, Michaels expects to close approximately 20 Leewards stores and approximately 5 to 10 Michaels stores due to overlapping locations.

    In connection with the Leewards Acquisition, Michaels has designed a plan that is intended to increase the sales and profitability of the Leewards stores. The plan includes reconfiguring the layout and staffing of the acquired stores and increasing the average inventory level at the Leewards stores to be more consistent with Michaels' fundamental merchandising strategy of providing a broad selection of products through separate in-store departments with a commitment to superior customer service. The Company believes that the Leewards stores will also benefit from the addition of art supplies and party goods departments, the strengthening of its custom floral and custom framing services, extensive in-store promotional activities and the implementation of Michaels' targeted advertising strategies. In addition, Michaels expects the Leewards stores to benefit from Michaels' centralized purchasing and nationwide distribution network. Michaels also believes that it will realize cost savings through the elimination of duplicate corporate overhead in connection with the acquisition, and that it will benefit from increased purchasing power with its suppliers.

    For the fiscal year ended January 1994, the average sales of the Leewards stores open for the full fiscal year were $2.1 million compared to the average sales for Michaels stores open for the full year during the same period of $3.2 million. The average profitability per Leewards store has also historically trailed the average profitability of Michaels stores. However, Michaels believes that the Leewards Acquisition provides the Company with many attractive retail store locations, and that Michaels' plan to convert the Leewards stores to the Michaels format and to implement Michaels' merchandising strategies will result in increased sales and profitability in the acquired stores. No assurance can be given that sales volumes or profitability at the former Leewards locations can be improved, and, if such sales volumes and profitability are not increased, the Leewards Acquisition may have a negative effect on Michaels' future earnings.


    The merger agreement provides for an aggregate merger consideration not to exceed 1,550,000 shares of Michaels Common Stock. The aggregate consideration is
(i) subject to certain downward adjustments and (ii) payable, in part, in cash in lieu of shares with respect to certain shares of preferred stock and the net value of outstanding options to purchase Leewards common stock. It is expected that the Leewards Acquisition will close on or before July 8, 1994, prior to completion of the Common Stock Offering. Assuming the Leewards Acquisition closes prior to completion of the Common Stock Offering, and assuming a five day average closing price of the Common Stock on The Nasdaq National Market of $40.50, the acquisition consideration will consist of approximately $9.2 million in cash and 1,271,146 shares of Common Stock. It is currently estimated that 825,000 of these shares will be sold by the Leewards' stockholders to the public in this Common Stock Offering. Upon consummation of the Leewards Acquisition, Michaels will also repay the indebtedness under Leewards' bank credit facility and subordinated notes, expected to total approximately $50 million at closing. Substantially all of the conditions to the consummation of the Leewards Acquisition have been satisfied, including approval of Leewards' stockholders and termination of the waiting period under Hart-Scott-Rodino. Consummation of the acquisition is nonetheless subject to certain customary conditions to closing including there having occurred no material adverse changes in the condition (financial or otherwise), operations, assets or liabilities of Michaels or Leewards. See "Pro Forma Combined Financial Information."



    In the event that the Leewards Acquisition closes after the closing of the Common Stock Offering, the Leewards stockholders would not include any Common Stock in this Common Stock Offering. In such case, the Leewards stockholders may receive cash in lieu of a portion of the shares of Common Stock issuable in the Leewards Acquisition. The merger agreement provides that if the net proceeds per share in the Common Stock Offering equal or exceed $39.00, the total number of shares issued in connection with the Leewards Acquisition will be reduced by 25% of the number of shares offered by the Company in the Common Stock Offering (excluding the over-allotment option), but not to exceed 500,000 shares of Michaels Common Stock (the "Reduced Share Amount"). In lieu thereof, cash equal to the net proceeds per share received in the Common Stock Offering times the Reduced Share Amount will be paid to the Leewards stockholders. If the Leewards Acquisition does not close prior to closing of the Common Stock Offering, the Company may increase the number of shares of Common Stock offered by it in the Common Stock Offering by up to an additional 500,000 shares in order to provide additional proceeds to fund this cash payment if required. If the Company determines not to increase the number of shares of Common Stock issued by it in the Common Stock Offering, any such required cash payment to the Leewards stockholders will be funded by proceeds of the offering not being utilized for other purposes and, if required, from other sources of capital available to the Company.



INTEGRATION OF LEEWARDS


    The Company has designed a ten-week transition plan to reconfigure the Leewards stores to be more consistent with the merchandising strategy of Michaels. In order to minimize disruption to the Company's business, this plan will be implemented by the Leewards field organization under the supervision of Michaels' management using detailed plans developed by Michaels. Key aspects of this plan include:

    - Revising   and  enhancing  the  product  mix  to  correlate  to  Michaels'
      merchandising strategy;

    - Converting merchandise ordering and management information systems;

    - Eliminating redundant overhead;

    - Retraining employees to provide the level of customer service found in Michaels stores and to improve operational efficiencies; and


    - Closing approximately 20 Leewards and approximately 5 to 10 Michaels store locations to eliminate overlapping stores.



    The continuing 80 Leewards stores will be converted to the Michaels store format beginning with a four-week phase to eliminate incompatible merchandise. The second phase will involve the arrival of new merchandise and the reformatting of the stores to the Michaels prototype. This will be accomplished department by department, with the stores remaining open for business throughout the process. The reformatting of the Leewards stores will include the addition of art supplies and party goods departments, the strengthening of the custom floral and custom framing services and the expansion of other departmental assortments to correlate with Michaels' standard store format. Michaels' merchandise ordering systems will be installed during this time and other in-store systems will be converted to Michaels' systems. Upon completion of the store conversion plan, Leewards' distribution facilities will be closed as Michaels' existing distribution facilities have adequate capacity to service the remaining Leewards stores. The Company believes that the cost to implement the integration of the Leewards stores, including the cost of the physical conversion of the stores, retraining employees, converting merchandise ordering and management information systems, and providing new inventory will be approximately $33 million to $35 million. In addition, the Company expects that it will incur costs of approximately $13 million to $24 million in connection with lease termination and store closing costs, severance payments, and closing of Leewards' corporate office and distribution center. The Company anticipates completing the plan prior to the busy fall/Christmas selling season.



    During the last year, the Company increased its upper level management capabilities by adding a Vice President -- Store Operations, Vice President -- Store Development and Corporate Operations, Vice President -- Information Systems and Vice President -- Real Estate. In addition, the Company expects to retain a number of the field managers from the Leewards organization to supplement the Company's existing field management. During the conversion process, the Leewards field organization will be strengthened by an increase in district and regional management to provide close supervision. The Company believes that these additions to its management structure, together with the additional Michaels field management that has been trained to implement the Company's 1994 growth plan, will provide Michaels with sufficient management capabilities to absorb the 80 Leewards stores in addition to the approximately 55 new stores to be opened and 25 stores already acquired by Michaels during 1994. The Company believes this process will permit the conversion of the Leewards stores without disruption of the existing Michaels field management or operations during the busy fall/Christmas selling season. After the conversion and integration of the Leewards stores is complete, the entire Michaels field organization will be reorganized with permanent assignments based on the combined entities.

    Although the Company has not previously completed an acquisition of similar size to the Leewards Acquisition, the Company believes that its substantial experience in opening new stores and recent experience in incorporating acquired stores into the Michaels format and systems will facilitate the integration of the Leewards stores into the Company's existing structure.

                                USE OF PROCEEDS


    The net proceeds to the Company from the Common Stock Offering are estimated to be approximately $95 million ($114.1 million assuming the over-allotment option is exercised in full), assuming a public offering price of $40.50 per share and after deducting the estimated underwriting discounts and commissions and offering expenses. Assuming the Leewards Acquisition closes prior to the Common Stock Offering, the Company intends to use all of the net proceeds to reduce bank debt. The Company's outstanding revolving bank debt at May 1, 1994 was approximately $56 million with a current interest rate of 5.6%. The bank debt is expected to increase by approximately $63 million prior to the closing of the Common Stock Offering as a result of borrowings to fund cash required in connection with the Leewards Acquisition. The Company's new bank debt agreement expires in June 1997. See "Recent Developments -- New Credit Facility" and "Leewards Acquisition."



    If the Leewards Acquisition does not close prior to the completion of the Common Stock Offering, the Company intends to use approximately $50 million for the payment of Leewards' outstanding indebtedness and $13 million for the cash portion of the merger consideration and other transaction costs to be paid in connection with the consummation of the transaction. See "Recent Developments -- Recent Acquisitions" and "Leewards Acquisition." Leewards' outstanding indebtedness at the time of closing of the acquisition is expected to consist of
(i) an estimated $32 million under Leewards' existing credit facility due August 19, 1994 with a current interest rate of 8.5% and (ii) approximately $18 million (including a prepayment penalty) under Leewards' outstanding 13.5% Senior
Subordinated Notes due 2000. The remaining net proceeds will be used by the Company to reduce its bank debt. In addition, if the Leewards Acquisition does not close prior to the completion of the Common Stock Offering, the Company may increase the number of shares of Common Stock sold by the Company in this Common Stock Offering by up to 500,000 shares, to a total of up to 2,975,000 shares. If an additional 500,000 shares are sold, the additional net proceeds to the Company would be $19.3 million after deducting the related estimated underwriting discounts and commissions and offering expenses. If the net proceeds per share from the Common Stock Offering equal or exceed $39.00, substantially all of the net proceeds from the sale of the additional shares will be used to fund a cash payment to the Leewards stockholders in lieu of the Reduced Share Amount. See "Leewards Acquisition." If the additional shares are sold and the net proceeds per share from the Common Stock Offering are less than $39.00, the net proceeds from the sale of the additional shares will be used to fund planned new store expansion, working capital requirements and future acquisition opportunities and for other general corporate purposes. If the Leewards Acquisition is not consummated, all proceeds from the Common Stock Offering will be used to reduce existing bank debt, fund planned new store expansion, working capital requirements and future acquisition opportunities and for other general corporate purposes.



    Pending the use of such proceeds for the above purposes, the net proceeds initially will be invested in short-term interest bearing securities or mutual funds which invest in such securities. The Company's practice in the past has been to place its cash balances in a broad range of investment and non-investment grade securities including equity securities and financial instruments of various maturities. If attractive opportunities present themselves, the Company may continue this investment practice in the future. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                 CAPITALIZATION


    The following table sets forth (i) the capitalization of the Company as of May 1, 1994, (ii) the capitalization on a pro forma basis for the Leewards Acquisition, and (iii) the capitalization on a pro forma basis for the Leewards Acquisition and as adjusted for the issuance of the shares of Common Stock being offered hereby, assuming consideration payable to Leewards' stockholders of 1,271,146 shares of Common Stock and $9.2 million in cash. See "Leewards Acquisition" and "Use of Proceeds."



                                                                                                        MAY 1, 1994
                                                                                        -------------------------------------------
                                                                                                                       PRO FORMA
                                                                                                                      AS ADJUSTED
                                                                                         ACTUAL    PRO FORMA (1)        (1)(2)
                                                                                        --------  ---------------   ---------------
                                                                                                      (IN THOUSANDS)
Short-term bank debt (3)..............................................................  $ 56,000     $100,254          $  5,228
                                                                                        --------  ---------------   ---------------
                                                                                        --------  ---------------   ---------------
Convertible subordinated notes........................................................  $ 97,750     $ 97,750          $ 97,750
Shareholders' equity:
  Common stock, $0.10 par value, 50,000,000 shares authorized, 17,462,331 shares issued and outstanding, 18,733,477 shares issued and outstanding pro forma and
   21,208,477 shares issued and outstanding pro forma as adjusted.....................     1,746        1,873             2,121
  Additional paid-in capital..........................................................   126,126      177,480           272,258
  Retained earnings...................................................................    78,724       78,724            78,724
                                                                                        --------  ---------------   ---------------
  Total shareholders' equity..........................................................   206,596      258,077           353,103
                                                                                        --------  ---------------   ---------------
Total capitalization..................................................................  $304,346     $355,827          $450,853
                                                                                        --------  ---------------   ---------------
                                                                                        --------  ---------------   ---------------

- ------------------------
(1) On a pro forma basis to reflect the consummation of the Leewards Acquisition and the repayment of approximately $36 million of Leewards' indebtedness as of May 1, 1994.
(2) On a pro forma basis to reflect the receipt by the Company of approximately $95 million in net proceeds from the Common Stock offered hereby at an assumed offering price of $40.50 after deducting the estimated underwriting discounts and commissions and offering expenses.
(3) Subsequent to May 1, 1994, the Company sold a portion of its marketable and other securities and used the proceeds to retire short-term bank debt. As of June 16, 1994, short-term bank debt was approximately $47.5 million.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


    The Common Stock of Michaels is quoted through The Nasdaq National Market under the symbol "MIKE." The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock, as reported by The Nasdaq National Market through June 16, 1994.



                                                                                   HIGH        LOW
                                                                                  -------    -------
FISCAL YEAR ENDED JANUARY 31, 1993:
  First Quarter.................................................................. $26        $19
  Second Quarter.................................................................  23 1/2     16 1/2
  Third Quarter..................................................................  29 3/4     20 1/2
  Fourth Quarter.................................................................  34 3/4     24 5/8

FISCAL YEAR ENDED JANUARY 30, 1994:
  First Quarter.................................................................. $34        $26 1/4
  Second Quarter.................................................................  33         25 1/4
  Third Quarter..................................................................  39         26 3/8
  Fourth Quarter.................................................................  36 1/2     31 7/8

FISCAL YEAR ENDED JANUARY 29, 1995:
  First Quarter.................................................................. $44 3/4    $31
  Second Quarter (through June 16, 1994).........................................  46 1/2     35 3/4



    On June 16, 1994, the reported last sale price of the Common Stock as reported by The Nasdaq National Market was $40 1/2 per share.



    Michaels has never paid dividends on its Common Stock. The Company's current policy is to retain earnings for use in the Company's business and the financing of its growth. However, such policy is subject to the discretion of the Board of Directors. The Company's credit facility contains certain restrictions on the Company's ability to pay dividends.

                       SELECTED FINANCIAL AND STORE DATA

    The selected financial data presented below are derived from the financial statements of the Company for the five fiscal years ended January 30, 1994 which were audited by Ernst & Young, independent auditors, and from unaudited financial statements for the quarters ended May 2, 1993 and May 1, 1994, respectively. The data should be read in conjunction with the financial statements and the related notes incorporated by reference in this Prospectus. The Company believes that all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation thereof have been made to the unaudited financial data. The results for the quarter ended May 1, 1994 are not necessarily indicative of the results of the full year. Certain amounts in prior years have been reclassified to conform with the presentation for the current year. The following unaudited pro forma statement of income data have been prepared as if the Leewards Acquisition occurred at the beginning of fiscal 1993. The following unaudited pro forma combined balance sheet data have been prepared as if the Leewards Acquisition occurred on May 1, 1994. The unaudited pro forma financial data do not purport to represent the financial position or results of operations which would have occurred had such transaction been consummated on the dates indicated or the Company's financial position or results of operations for any future date or period. These unaudited pro forma financial data should be read in conjunction with the historical financial statements of the Company and Leewards.



                                                            FISCAL YEAR (1)                               QUARTER ENDED
                                       ----------------------------------------------------------  ----------------------------
                                                                                      1993                      MAY 1, 1994
                                                                               ------------------            ------------------
                                                                                           PRO      MAY 2,               PRO
                                         1989      1990      1991      1992     ACTUAL   FORMA(2)    1993     ACTUAL   FORMA(2)
                                       --------  --------  --------  --------  --------  --------  --------  --------  --------
                                                       (IN THOUSANDS, EXCEPT STORE DATA AND PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
  Net sales..........................  $289,754  $362,028  $410,899  $493,159  $619,688  $810,824  $112,961  $159,798  $206,305
  Cost of sales and occupancy
   expense...........................   195,864   246,656   274,375   323,577   403,869   532,604    73,279   103,511   136,099
  Selling, general and administrative
   expense...........................    78,990    94,678   110,881   135,319   174,463   233,708    33,720    47,216    60,664
                                       --------  --------  --------  --------  --------  --------  --------  --------  --------
  Operating income...................    14,900    20,694    25,643    34,263    41,356    44,512     5,962     9,071     9,542
  Interest expense...................     9,896     9,739     6,971       263     6,378     8,042     1,522     2,026     2,535
  Other (income) and expense, net....     4,444     1,213       913       538    (7,666)   (7,031)   (1,735)   (1,031)     (986)
                                       --------  --------  --------  --------  --------  --------  --------  --------  --------
  Income before income taxes and
   extraordinary item................       560     9,742    17,759    33,462    42,644    43,501     6,175     8,076     7,993
  Provision for income taxes.........       547     3,887     7,020    13,084    16,357    17,415     2,377     3,109     3,235
                                       --------  --------  --------  --------  --------  --------  --------  --------  --------
  Income before extraordinary item...        13     5,855    10,739    20,378    26,287    26,086     3,798     4,967     4,758
  Extraordinary item(3)..............        --        --     3,843        --        --        --        --        --        --
                                       --------  --------  --------  --------  --------  --------  --------  --------  --------
  Net income.........................  $     13  $  5,855  $  6,896  $ 20,378  $ 26,287  $ 26,086  $  3,798  $  4,967  $  4,758
                                       --------  --------  --------  --------  --------  --------  --------  --------  --------
                                       --------  --------  --------  --------  --------  --------  --------  --------  --------
  Earnings per common share assuming
   full dilution.....................  $   0.00  $   0.57  $   0.87(4) $   1.21 $   1.52 $   1.41  $   0.22  $   0.28  $   0.25
  Weighted average shares outstanding
   assuming full dilution............    10,645    10,229    12,411    16,853    19,809    21,080    17,131    17,856    19,127
STORE DATA:
  Stores open at period end..........       122       137       140       168       220       319(5)      180      259      358(5)
  Average sales per square foot(6)...  $    193  $    206  $    213  $    226  $    218  $    201  $     45  $     44  $     41
  Comparable store sales
   increase(7).......................         6%        9%        9%        7%        3%        3%        2%       10%        7%
BALANCE SHEET DATA (AT END OF
 PERIOD):
  Working capital....................  $ 58,680  $ 44,080  $ 74,786  $104,462  $181,816  $     --  $103,134  $169,726  $134,388
  Total assets.......................   150,817   144,238   180,913   322,099   397,830        --   321,868   463,119   616,408
  Total long-term debt...............    73,168    52,983        --    97,750    97,750        --    97,750    97,750    97,750
  Shareholders' equity...............    40,377    46,615   126,299   155,277   185,415        --   159,075   206,596   258,077

- ------------------------------
(1) The Company operates on a 52/53 week fiscal year ending on the Sunday closest to January 31. For example, references to "fiscal 1993" mean the fiscal year ended January 30, 1994. Fiscal 1990 included 53 weeks; all other fiscal years set forth above included 52 weeks.
(2) On a pro forma basis to reflect the consummation of the Leewards Acquisition. See "Pro Forma Combined Financial Information." Fiscal 1993 pro forma amounts do not reflect the acquisitions of Treasure House, Oregon Craft & Floral or H&H Craft & Floral by the Company in February and April 1994 as such acquisitions were not material in the aggregate.
(3) Extraordinary item relates to the redemption premium paid for the early retirement of the Company's 12.75% Senior Subordinated Notes, which had an effective interest rate of 15.8%, and the accelerated amortization of related debt issuance costs.
(4) Before extraordinary item of $3.8 million, or $0.31 per common and common equivalent share, relating to the redemption premium paid for the early retirement of the Company's 12.75% Senior Subordinated Notes, which had an effective interest rate of 15.8%, and the accelerated amortization of related debt issuance costs.
(5)  Includes Michaels and Leewards stores open at period end.
(6) Calculated for stores open the entire period and based on selling square footage.
(7)  The increase for fiscal 1990 was calculated on a comparable 52-week period.

                    PRO FORMA COMBINED FINANCIAL INFORMATION


    The accompanying unaudited pro forma combined statements of income of the Company for the year ended January 30, 1994 and the quarter ended May 1, 1994 have been prepared as if the Leewards Acquisition, which will be accounted for by the purchase method of accounting, occurred on February 1, 1993, the beginning of fiscal year 1993. The accompanying unaudited pro forma combined balance sheet of the Company as of May 1, 1994 has been prepared as if the Leewards Acquisition occurred on that date.



    The historical financial information of the Company and Leewards has been derived from the respective historical financial statements incorporated by reference or included herein. Certain amounts in the statements of operations of Leewards for fiscal year 1993 and the quarter ended May 1, 1994 included in the pro forma combined statements of income have been reclassified to conform to the method of presentation used by Michaels. The pro forma adjustments are preliminary and are based upon available information and assumptions that management of the Company believes are reasonable. The unaudited pro forma combined financial statements do not purport to represent the financial position or results of operations which would have occurred had such transactions been consummated on the dates indicated or the Company's financial position or results of operations for any future date or period. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements of the Company and Leewards.



    The pro forma combined financial statements do not include the financial statements of 1) Treasure House, which was acquired by the Company in February 1994 and will be accounted for using the pooling-of-interests method of accounting, or 2) Oregon Craft & Floral and H&H Craft & Floral, which were acquired as of May 1, 1994 and will be accounted for using the purchase method of accounting, since the acquisitions are not considered material, individually or in the aggregate, to the operating results or financial position of the Company. Sales of Treasure House were approximately $15.6 million and $3.8 million for the year ended January 30, 1994 and the quarter ended May 1, 1994, respectively. Combined sales of Oregon Craft & Floral and H&H Craft & Floral for the same periods were approximately $41.8 million and $7.4 million, respectively.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED JANUARY 30, 1994
                                  (UNAUDITED)


                                                                                                                         PRO
                                                                                                       PRO FORMA        FORMA
                                                                                  MICHAELS  LEEWARDS  ADJUSTMENTS       TOTAL
                                                                                  --------  --------  ------------     --------
                                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Net sales.......................................................................  $619,688  $191,136  $     --(A)      $810,824
Cost of sales and occupancy expense.............................................   403,869   130,638    (1,903)(B)      532,604
Selling, general and administrative expense.....................................   174,463    57,000       443(C)       233,708
                                                                                                         1,802(D)
                                                                                  --------  --------  ------------     --------
Operating income................................................................    41,356     3,498      (342)          44,512
Interest expense................................................................     6,378     3,439    (1,775)(E)        8,042
Other (income) and expense, net.................................................    (7,666)      635                     (7,031)
                                                                                  --------  --------  ------------     --------
Income before income taxes......................................................    42,644      (576)    1,433           43,501
Provision for income taxes......................................................    16,357      (236)    1,294(F)        17,415
                                                                                  --------  --------  ------------     --------
Net income......................................................................  $ 26,287  $   (340) $    139         $ 26,086
                                                                                  --------  --------  ------------     --------
                                                                                  --------  --------  ------------     --------
Earnings per common and common equivalent share.................................  $   1.53                             $   1.41
Earnings per common share -- assuming full dilution.............................  $   1.52                             $   1.41
Weighted average common and common equivalent shares............................    17,231               1,271           18,502
Weighted average shares assuming full dilution..................................    19,809               1,271           21,080


       See accompanying Notes to Pro Forma Combined Financial Statements.

                     PRO FORMA COMBINED STATEMENT OF INCOME



                       FOR THE QUARTER ENDED MAY 1, 1994


                                  (UNAUDITED)



                                                                                                                         PRO
                                                                                                       PRO FORMA        FORMA
                                                                                  MICHAELS  LEEWARDS  ADJUSTMENTS       TOTAL
                                                                                  --------  --------  ------------     --------
                                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Net sales.......................................................................  $159,798  $ 46,507  $     --(A)      $206,305
Cost of sales and occupancy expense.............................................   103,511    33,207      (619)(B)      136,099
Selling, general and administrative expense.....................................    47,216    14,332    (1,334)(C)       60,664
                                                                                                           450(D)
                                                                                  --------  --------  ------------     --------
Operating income................................................................     9,071    (1,032)    1,503            9,542
Interest expense................................................................     2,026       994      (485)(E)        2,535
Other (income) and expense, net.................................................    (1,031)       45                       (986)
                                                                                  --------  --------  ------------     --------
Income before income taxes......................................................     8,076    (2,071)    1,988            7,993
Provision for income taxes......................................................     3,109      (849)      975(F)         3,235
                                                                                  --------  --------  ------------     --------
Net income......................................................................  $  4,967  $ (1,222) $  1,013         $  4,758
                                                                                  --------  --------  ------------     --------
                                                                                  --------  --------  ------------     --------
Earnings per common and common equivalent share.................................  $   0.28                             $   0.25
Earnings per common share -- assuming full dilution.............................  $   0.28                             $   0.25
Weighted average common and common equivalent shares............................    17,785               1,271           19,056
Weighted average shares assuming full dilution..................................    17,856               1,271           19,127



       See accompanying Notes to Pro Forma Combined Financial Statements.

                  PRO FORMA COMBINED BALANCE SHEET INFORMATION
                                  MAY 1, 1994
                                  (UNAUDITED)
                                     ASSETS



                                                                                                                              PRO
                                                                                                            PRO FORMA        FORMA
                                                                                      MICHAELS  LEEWARDS   ADJUSTMENTS       TOTAL
                                                                                      --------  --------   ------------     --------
                                                                                                      (IN THOUSANDS)
Current assets:
  Cash and equivalents..............................................................  $  2,867  $  3,217     $ --           $  6,084
  Marketable and other securities...................................................    67,734     --          --             67,734
  Merchandise inventories...........................................................   230,406    48,833       (6,770)(H)    272,469
  Deferred income taxes.............................................................     --          523         (523)(H)     16,616
                                                                                                               16,616(H)
  Prepaid expenses and other........................................................    21,971     5,785       (1,211)(H)     26,545
                                                                                      --------  --------   ------------     --------
    Total current assets............................................................   322,978    58,358        8,112        389,448
                                                                                      --------  --------   ------------     --------
Property and equipment, net.........................................................    87,840    18,454       (3,757)(H)    102,537
Costs in excess of net assets of acquired operations, net...........................    43,954     --          72,071(H)     116,025
Other assets........................................................................     8,347     6,387       (6,336)(H)      8,398
                                                                                      --------  --------   ------------     --------
                                                                                      $463,119  $ 83,199     $ 70,090       $616,408
                                                                                      --------  --------   ------------     --------
                                                                                      --------  --------   ------------     --------

                                                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..................................................................  $ 47,741  $  9,551     $ --           $ 57,292
  Short-term bank debt..............................................................    56,000    18,118        9,175(G)     100,254
                                                                                                               16,961(I)
  Subordinated debentures...........................................................     --       16,961      (16,961)(I)      --
  Income taxes payable..............................................................     4,252     --             773(H)       5,025
  Accrued liabilities and other.....................................................    45,259    14,572        3,976(G)      92,489
                                                                                                               28,682(H)
                                                                                      --------  --------   ------------     --------
    Total current liabilities.......................................................   153,252    59,202       42,606        255,060
                                                                                      --------  --------   ------------     --------
Convertible subordinated notes......................................................    97,750     --          --             97,750
Deferred income taxes and other.....................................................     5,521     2,852       (2,852)(H)      5,521
                                                                                      --------  --------   ------------     --------
    Total long-term liabilities.....................................................   103,271     2,852       (2,852)       103,271
                                                                                      --------  --------   ------------     --------
Redeemable preferred stock..........................................................     --       29,845      (29,845)(H)      --
Shareholders' equity:
  Common stock......................................................................     1,746         2           (2)(H)      1,873
                                                                                                                  127(G)
  Additional paid-in capital........................................................   126,126       733         (733)(H)    177,480
                                                                                                               51,354(G)
  Retained earnings.................................................................    78,724    (9,435)       9,435(H)      78,724
                                                                                      --------  --------   ------------     --------
    Total shareholders' equity......................................................   206,596    (8,700)      60,181        258,077
                                                                                      --------  --------   ------------     --------
                                                                                      $463,119  $ 83,199     $ 70,090       $616,408
                                                                                      --------  --------   ------------     --------
                                                                                      --------  --------   ------------     --------


       See accompanying Notes to Pro Forma Combined Financial Statements.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

    Adjustments to the pro forma combined statement of income to reflect the consummation of the Leewards Acquisition as of February 1, 1993 are as follows:


        (A) Revenues and related operating expenses of 20 overlapping Leewards stores to be closed subsequent to the consummation of the Leewards Acquisition have not been eliminated from the pro forma combined statements of income since revenues are expected to increase in nearby Michaels stores. The revenues of the 20 Leewards stores to be closed totaled $30.5 million for the year ended January 30, 1994 and $7.0 million for the quarter ended May 1, 1994.



        (B) To eliminate nonrecurring costs, primarily rental and related occupancy costs, associated with the Leewards distribution center, net of incremental costs to be incurred at the Company's distribution center. Upon consummation of the Leewards Acquisition and completion of the conversion of the Leewards stores, the Leewards distribution center is to be closed.



        (C) To adjust selling, general and administrative expense to (i) account for pre-opening costs incurred by Leewards consistent with the Company's accounting policy whereby pre-opening costs are expensed in the fiscal year in which the store opens by increasing (decreasing) expense by $2.0 million and $(840,000) for the year ended January 30, 1994 and the quarter ended May 1, 1994, respectively, and (ii) eliminate nonrecurring costs, primarily salaries and related benefits, associated with reductions of Leewards corporate personnel and other costs of approximately $1.6 million and $494,000 for the year ended January 30, 1994 and the quarter ended May 1, 1994, respectively.



        (D) To amortize costs in excess of net assets acquired over a 40-year period on a straight-line basis. The Company will assess the recoverability of costs in excess of net assets acquired annually based on existing facts and circumstances. The Company will generally consider projected earnings before interest, taxes, depreciation and amortization, on an undiscounted basis, as the on-going measure of recoverability.



        (E) To reduce the interest expense on the Leewards indebtedness consisting of approximately $17 million of subordinated debentures and short-term borrowings (average outstanding borrowings approximated $11.5 million for the year ended January 30, 1994 and $16.8 million for the quarter ended May 1, 1994) from their stated rates of 13.5% and 7.75%, respectively, to 4.9%, which rate approximates the Company's incremental borrowing rate for both of the periods presented. In connection with the Leewards Acquisition, the Leewards subordinated debentures and short-term borrowings are required to be repaid.



        (F) To reflect the tax effects applicable to the above entries, exclusive of the amortization of costs in excess of net assets acquired, at a 40% effective tax rate.



        Adjustments to the pro forma balance sheet to reflect the consummation of the Leewards Acquisition as of May 1, 1994 are as follows:



        (G) To record the costs of the Leewards Acquisition. Cash payments and shares issued are based on an assumed five day average closing stock price of $40.50.



       1.  Cash consideration to be paid (funded with
            short-term bank debt)                                  $   9,175
       2.  Shares to be issued in connection with the
            Leewards Acquisition (1,271,146 shares)                   51,481
       3.  Liabilities incurred by Leewards in
            connection with the Leewards Acquisition
            by Michaels                                 $   2,726
       4.  Transaction costs                                1,250      3,976
                                                        ---------  ---------
           Total acquisition costs                                 $  64,632
                                                                   ---------
                                                                   ---------

                                  (UNAUDITED)


        (H) To adjust the carrying values of the net assets acquired to estimated fair value as of May 1, 1994 and to accrue various liabilities assumed in connection with the Leewards Acquisition.



       1.  Write-down inventories to liquidate
            incompatible merchandise of Leewards                   $   6,770
       2.  Write-off deferred pre-opening costs to
            conform Leewards' accounting policy to
            that of Michaels                                           1,211
       3.  Write-off tradenames and other deferred
            costs of Leewards                                          6,336
       4.  Accrue costs of closing Leewards' corporate
            office and distribution center (including
            lease termination costs, severance pay and
            other costs) and costs associated with the
            anticipated closing of certain Leewards'
            stores (accrued closing costs relate only
            to Leewards' stores)                        $  24,182
       5.  Accrue costs associated with the changeover
            of stores from the Leewards format to the
            Michaels format                                 4,500     28,682
                                                        ---------
       6.  Write-off of the carrying values of
            leasehold improvements related to
            facilities to be closed and other
            adjustments to state other property and
            equipment at estimated fair value                          3,757
       7.  Record deferred tax assets related to the
            above adjustments                                        (16,616)
       8.  Eliminate net deferred tax liabilities of
            Leewards as of the Leewards Acquisition
            date                                                      (2,329)
       9.  Record income tax liabilities assumed by
            Michaels in connection with the Leewards
            Acquisition related primarily to the
            termination of the LIFO method of
            inventory valuation for tax reporting
            purposes, net of the tax benefits related
            to certain transaction costs                                 773
      10.  Eliminate redeemable preferred stock and
            common stockholders' deficit of Leewards
            as of the Leewards Acquisition date                      (21,145)
                                                                   ---------
           Excess of fair value of liabilities over
            net
             assets acquired                                           7,439
           Total acquisition costs                                    64,632
                                                                   ---------
           Costs in excess of the net assets acquired              $  72,071
                                                                   ---------
                                                                   ---------



        (I) To reflect additional borrowings on Michaels' credit facility to fund the required repayment of the Leewards subordinated notes in connection with the Leewards Acquisition.

                              SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the Selling Stockholders' beneficial ownership of the Company's Common Stock assuming that an aggregate of 1,184,720 shares of Common Stock will be issued to the Leewards stockholders (net of shares to be held in escrow) in the Leewards Acquisition, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the Common Stock offered pursuant to the Common Stock Offering:



                                        SHARES BENEFICIALLY OWNED
                                                 PRIOR TO
                                        THE COMMON STOCK OFFERING                      SHARES BENEFICIALLY OWNED AFTER
                                                                                          THE COMMON STOCK OFFERING
                                        --------------------------  NUMBER OF SHARES   --------------------------------
NAME OF BENEFICIAL OWNER                  NUMBER      PERCENT(1)      BEING OFFERED         NUMBER         PERCENT(1)
- --------------------------------------  -----------  -------------  -----------------  -----------------  -------------
Alan Altschuler.......................        4,352         *                3,031              1,321            *  %
Stephen J. Berman.....................        4,352         *                3,031              1,321            *
David E. Bolen........................       27,834         *               19,383              8,451            *
The Teachers' Retirement System of the
 State of Illinois....................      277,423         1.5%           193,188             84,235            *
Frontenac Venture V Limited
 Partnership..........................      191,104         1.0            133,079             58,025            *
GIPEN & Co............................       39,454         *               27,475             11,979            *
Alan L. Magdovitz.....................        4,352         *                3,031              1,321            *
MONY Life Insurance Company of
 America..............................       13,129         *                9,143              3,986            *
The Mutual Life Insurance Company of
 New York.............................      166,638         1.0            116,041             50,597            *
John A. Popple........................       37,634         *               26,207             11,427            *
Prudential-Bache Capital Partners I,
 L.P..................................       66,092         *               46,024             20,068            *
Prudential-Bache Capital Partners II,
 L.P..................................       83,636         *               58,241             25,395            *
The Prudential Insurance Company of
 America..............................      264,368         1.4            184,095             80,273            *
John E. Welsh, III....................        4,352         *                3,031              1,321            *
                                                           --                                                   --
                                        -----------                       --------           --------
  Total...............................    1,184,720         6.3%           825,000            359,720            1.9%
                                                           --                                                   --
                                                           --                                                   --
                                        -----------                       --------           --------
                                        -----------                       --------           --------

- ------------------------
 *    less than 1%
(1)   Percentage based on the Company's Common Stock outstanding.



    Each of the Selling Stockholders will acquire the shares listed in the table above pursuant to the Leewards Acquisition in exchange for shares of capital stock of Leewards owned by it. Pursuant to the merger agreement with Leewards, Michaels agreed that in the event Michaels engaged in an underwritten public offering of Common Stock after the merger the Leewards stockholders would be offered the opportunity to include in the underwritten public offering the shares of Common Stock received by them in the merger. Thus, assuming the Leewards Acquisition closes prior to the closing of the Common Stock Offering, the Leewards stockholders will have the right to include in the Common Stock Offering all of the shares received by them in the Leewards Acquisition, subject to the right of the managing underwriters to require the Leewards stockholders to reduce the number of shares sold by the Leewards stockholders if the managing underwriters determine that inclusion of the full amount of shares requested would materially and adversely affect the offering. However, in no event may the managing underwriters require the Leewards stockholders to reduce the number of shares included in the Common Stock Offering to an amount less than 25% of the number of shares being sold in the offering (excluding shares in the underwriters' over-allotment option). The Leewards stockholders are not obligated to include any shares in the Common Stock Offering. For purposes of the table above, the Company has assumed the Leewards stockholders will sell 825,000 shares in the Common Stock Offering, which is equal to 25% of the total number of shares intended to be sold in the

Common Stock Offering (excluding shares in the over-allotment option). The actual number of shares to be sold by the Leewards stockholders may change depending upon existing circumstances at or near the date of pricing of the Common Stock Offering. Assuming the Leewards Acquisition is consummated prior to the closing of the Common Stock Offering, this right to include shares will expire upon consummation of the Common Stock Offering. Following the closing of the Leewards Acquisition, the Company will be obligated to cause a "shelf" registration to be filed on behalf of Leewards' stockholders and to cause the registration statement to remain effective for a period of three years following the closing of the acquisition. All of Leewards' stockholders who will receive shares of Common Stock in the acquisition have agreed not to offer, sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock received in connection with the acquisition without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus, except that such stockholders may dispose of such shares in a transaction not involving a public distribution if the transferee executes a similar agreement. See "Underwriting."


                          DESCRIPTION OF CAPITAL STOCK


    Michaels is authorized to issue 50,000,000 shares of Common Stock, par value $0.10 per share, and 2,000,000 shares of Preferred Stock, par value $0.10 per share. As of June 16, 1994, 17,492,808 shares of Common Stock were outstanding (excluding shares held by wholly-owned subsidiaries of the Company) and no shares were held in treasury, and no shares of Preferred Stock were outstanding. The outstanding shares of Common Stock are, and the shares offered hereby will be, when issued, fully paid and nonassessable.


COMMON STOCK

    Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of the Board of Directors can elect all members of the Board of Directors. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders, subject to any prior rights of holders of any outstanding Preferred Stock. Shareholders do not have any preemptive rights to subscribe for or purchase any stock, obligations, warrants or other securities of the Company.

    Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. Michaels has never paid dividends on its Common Stock. The Company's present policy is to retain earnings for the foreseeable future for use in the Company's business and the financing of its growth. However, such policy is subject to the discretion of the Board of Directors.

PREFERRED STOCK

    The Board of Directors of the Company is authorized to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.


TRANSFER AGENT


    The transfer agent for the Common Stock is Society National Bank.

                   CERTAIN SPECIAL FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of certain special United States federal income and estate tax considerations relevant to non-United States holders of the Common Stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto.

    As used herein, "non-United States holder" means a corporation, individual or partnership that is, as to the United States, a foreign corporation, a nonresident alien individual or a foreign partnership, and any estate or trust if such estate or trust is not subject to United States taxation on income from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States.

    This discussion is based upon the Code, Treasury Regulations, IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income and estate taxation that may be relevant to a particular non-United States holder's decision to purchase the Common Stock.

    ALL PROSPECTIVE NON-UNITED STATES HOLDERS OF THE COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK.

DIVIDENDS

    Dividends paid to a non-United States holder of the Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes. However, proposed Treasury Regulations which have not been finally adopted would require non-United States holders to satisfy certain certification and other requirements to obtain the benefit of any applicable income tax treaty providing for a lower rate of withholding tax on dividends.

    Except as may be otherwise provided in an applicable income tax treaty, a non-United States holder will be taxed at ordinary federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of a trade or business of such non-United States holder within the United States and might not be subject to the withholding tax described above. If such non-United States holder is a foreign corporation, it may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified by any applicable income tax treaty. Non-United States holders must comply with certain certification and disclosure requirements to claim treaty benefits or an exemption from withholding tax under the foregoing rules.

DISPOSITION OF COMMON STOCK

    Non-United States holders generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of the Common Stock unless (i) the gain is effectively connected with a trade or business conducted by the non-United States holder within the United States (in which case the branch profits tax described under "Dividends" above may also apply if the holder is a foreign corporation), (ii) in the case of a non-United States holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and either the income from the disposition is attributable to an office or other fixed place of business maintained by the holder in the United States or the holder has a "tax home" in the United States (within the meaning of the Code), or (iii) the Company is or has been a "United States real property holding corporation" and certain other requirements are met. The Company does not believe it has been or is currently, and does not anticipate becoming, a United States real property holding corporation.

FEDERAL ESTATE TAXES


    Common Stock that is owned or treated as being owned by a non-United States holder who is a natural person (as determined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Common Stock that has been transferred by such a non-United States holder in a "generation-skipping transfer" may be subject to a generation-skipping transfer tax in addition to estate tax.


INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

    United States information reporting requirements and 31% backup withholding tax generally will not apply to dividends paid on the Common Stock if the dividends are subject to either the 30% withholding tax or such lower rate as may be specified by an applicable income tax treaty, or are exempt from such withholding tax under the rules discussed above relating to dividends that are effectively connected with the conduct of a trade or business of such holder within the United States, or are paid to a non-United States holder at an address outside the United States provided that the holder certifies to its non-United States status on the appropriate form and the payer has no actual knowledge that the holder is a United States person. As a general matter, information reporting and backup withholding will also not apply to a payment of the proceeds of a sale effected outside the United States of Common Stock by a foreign office of a foreign broker. However, information reporting requirements (but under current proposed Treasury regulations not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States of Common Stock by a foreign office of a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) with respect to the United States, unless the broker has documentary evidence in its records that the holder is a non-United States holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

    A non-United States holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS.

                                  UNDERWRITING


    Under  the terms and subject to  the conditions contained in an Underwriting
Agreement dated                , 1994  (the "U.S. Underwriting Agreement"),  the
underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation, Robertson, Stephens & Company, L.P. and Nomura Securities International, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholders the following respective numbers of U.S. Shares:



                                                                                              NUMBER OF
                                        UNDERWRITER                                          U.S. SHARES
- -------------------------------------------------------------------------------------------  -----------
CS First Boston Corporation................................................................
Robertson, Stephens & Company, L.P.........................................................
Nomura Securities International, Inc.......................................................

                                                                                             -----------
    Total..................................................................................    2,640,000
                                                                                             -----------
                                                                                             -----------



    The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances, the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.



    The Company and the Selling Stockholders have entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.



    The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation, expiring at the close of business on the 30th day after the date of the initial public offering of the Common Stock offered hereby, to purchase up to 495,000 additional shares at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The U.S. Underwriters and the Managers may exercise such option only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares in such table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the total number of International Shares in such table.



    The Company and the Selling Stockholders have been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $____ per share, that the Underwriters and such dealers may allow a discount of $____ per share on sales to certain other dealers, and that after the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.



    In connection with the Common Stock Offering, CS First Boston Corporation and certain of the U.S. Underwriters, Managers and selling group members (if any) and their respective affiliates may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during a period before commencement of offers or sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such.


    The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Agreement Between") relating to the Common Stock Offering, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of CS First Boston Corporation, as representative of the U.S. Underwriters, and CS First Boston Limited ("CSFBL"), on behalf of the Managers.

    Pursuant to the Agreement Between, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer to sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to anyone other than a U.S. or Canadian Person nor to any dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any U.S. or Canadian Person nor to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Agreement Between. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, or a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada (other than a foreign branch of such an entity) or an estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of its source of income, and includes any United States or Canadian branch of a non-U.S. or non-Canadian Person.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the initial public offering price, less such amount as may be mutually agreed upon by CS First Boston Corporation, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement

Between, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. There are no limits on the number of shares of Common Stock that may be sold between the U.S. Underwriters and the Managers. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.



    This Prospectus may also be used in connection with resales of International Shares in the United States by dealers.


    The Company and certain of its directors, executive officers and shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock or securities convertible or exchangeable into or exercisable for any shares of its Common Stock without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus other than (a) issuances and sales by the Company of Common Stock in accordance with the terms of certain of the Company's benefit plans, (b) issuances of Common Stock by the Company upon the conversion of securities or the exercise of warrants outstanding at the date of this Prospectus and (c) the filing of a registration statement to permit the resale of shares of Common Stock by the Leewards stockholders. See "Selling
Stockholders." The stockholders of Leewards have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock received in connection with the acquisition without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus except that such stockholders may dispose of such shares in a transaction not involving a public distribution if the transferee executes a similar agreement.


    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.


    Certain of the U.S. Underwriters and Managers and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company, for which customary compensation has been received.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS


    Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text under "Resale Restrictions."


RIGHTS OF ACTION AND ENFORCEMENT
    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT

(Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. Federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS
    A purchaser of Common Stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS


    The validity of the Common Stock offered hereby and the issuance thereof have been passed upon for the Company by Jackson & Walker, L.L.P., Dallas, Texas and for the Underwriters by Fulbright & Jaworski L.L.P., Dallas, Texas. Michael
C. French, a partner in Jackson & Walker, L.L.P., is a director of the Company.


                                    EXPERTS

    The consolidated financial statements of Michaels Stores, Inc. appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended January 30, 1994, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Leewards Creative Crafts, Inc. at January 30, 1994 and January 31, 1993, and for each of the years ended January 30, 1994, and January 31, 1993 appearing elsewhere herein have been audited by Deloitte & Touche, independent auditors, as set forth in their report thereon appearing elsewhere herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Agreement and Plan of Merger whereby Leewards Creative Crafts, Inc. will become a subsidiary of Michaels Stores, Inc., and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         LEEWARDS CREATIVE CRAFTS, INC.
                         INDEX TO FINANCIAL STATEMENTS



                                                                                                               PAGE
                                                                                                             ---------
INDEPENDENT AUDITORS' REPORT...............................................................................        F-2
FINANCIAL STATEMENTS FOR THE YEARS ENDED JANUARY 31, 1993, JANUARY 30, 1994 AND (UNAUDITED) FOR THE THREE
 MONTHS ENDED MAY 2, 1993 AND MAY 1, 1994
  Balance Sheets...........................................................................................        F-4
  Statements of Operations.................................................................................        F-6
  Statements of Redeemable Preferred Stock and Common Stockholders' Equity.................................        F-7
  Statements of Cash Flows.................................................................................        F-8
  Notes to Financial Statements............................................................................        F-9

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Leewards Creative Crafts, Inc.
Elgin, Illinois


    We have audited the accompanying balance sheets of Leewards Creative Crafts, Inc. as of January 31, 1993 and January 30, 1994 and the related statements of operations, of redeemable preferred stock and common stockholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, such financial statements present fairly, in all material respects, the financial position of Leewards Creative Crafts, Inc. as of January 31, 1993 and January 30, 1994 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


    As discussed in Note 11, the Company has entered into an Agreement and Plan of Merger (the "Agreement") whereby it will become a wholly owned subsidiary of Michaels Stores, Inc. ("Michaels"). The Agreement also provides that simultaneously with the merger closing, Michaels shall cause the Company to repay its long-term debt.


DELOITTE & TOUCHE
Chicago, Illinois
March 4, 1994
(May 11, 1994 as to Note 11)

                 (This page has been left blank intentionally.)

                         LEEWARDS CREATIVE CRAFTS, INC.
                                 BALANCE SHEETS
                          (IN 000'S EXCEPT SHARE DATA)



                                     ASSETS



                                                                 JANUARY 31,  JANUARY 30,    MAY 1,
                                                                    1993         1994         1994
                                                                 -----------  -----------  -----------
                                                                                           (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents....................................   $   2,619    $   2,946    $   3,217
  Accounts receivable, net of allowance for doubtful accounts
   of $3, $2 and $2, respectively..............................         654        1,372        1,008
  Merchandise inventories......................................      37,530       53,090       48,833
  Prepaid expenses and other current assets....................       2,745        3,898        4,777
  Deferred income taxes........................................         495          343          523
                                                                 -----------  -----------  -----------
      Total current assets.....................................      44,043       61,649       58,358
PROPERTY AND EQUIPMENT:
  Land.........................................................         733          732          732
  Buildings and improvements...................................         972          987        1,009
  Leasehold improvements.......................................       5,169        6,918        6,975
  Machinery and equipment......................................      13,860       20,822       20,731
  Construction in progress.....................................          20           84          397
                                                                 -----------  -----------  -----------
                                                                     20,754       29,543       29,844
  Less accumulated depreciation and amortization...............       8,631       10,598       11,390
                                                                 -----------  -----------  -----------
      Property and equipment -- net............................      12,123       18,945       18,454
OTHER ASSETS:
  Trade name, less accumulated amortization of $719, $871 and
   $908, respectively..........................................       5,340        5,188        5,151
  Other intangibles, less accumulated amortization of $11,113,
   $11,557 and $11,629, respectively...........................       1,040          596          524
  Deferred financing costs, less accumulated amortization of
   $2,299, $2,687 and $2,740, respectively.....................         892          656          603
  Notes receivable.............................................      --               70       --
  Miscellaneous assets.........................................           7            7          109
                                                                 -----------  -----------  -----------
      Total other assets.......................................       7,279        6,517        6,387
                                                                 -----------  -----------  -----------
TOTAL..........................................................   $  63,445    $  87,111    $  83,199
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------


                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                                 BALANCE SHEETS
                          (IN 000'S EXCEPT SHARE DATA)


                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                 JANUARY 31,  JANUARY 30,    MAY 1,
                                                                    1993         1994         1994
                                                                 -----------  -----------  -----------
                                                                                           (UNAUDITED)
CURRENT LIABILITIES:
  Accounts payable.............................................   $   9,147    $  15,157    $   9,551
  Accrued expenses.............................................      11,193       12,851       13,673
  Taxes other than income taxes................................         798          712          899
  Current maturities of long-term debt.........................       7,348       17,602       20,195
  Long-term debt classified as current (Note 4)................      --           14,884       14,884
  Income taxes payable.........................................       1,098       --           --
                                                                 -----------  -----------  -----------
      Total current liabilities................................      29,584       61,206       59,202
LONG-TERM DEBT.................................................      16,961       --           --
DEFERRED INCOME TAXES..........................................       3,926        3,538        2,852
                                                                 -----------  -----------  -----------
      Total liabilities........................................      50,471       64,744       62,054
COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE PREFERRED STOCK:
  Class A Cumulative Exchangeable Senior Preferred Stock, $0.01
   par value; shares authorized: 1993 -- 2,135; 1994 -- 4,000;
   shares outstanding: 1993 -- 2,135; 1994 -- 2,349............           9           10           68
  Class B Cumulative Exchangeable Senior Preferred Stock, $0.01
   par value; shares authorized: 1993 -- 2,514; 1994 -- 4,700;
   shares outstanding: 1993 -- 2,514; 1994 -- 2,765............          10           11           80
  Exchangeable Preferred Stock, $0.01 par value; shares
   authorized: 1993 -- 393,472; 1994 -- 800,000; shares
   outstanding: 1993 -- 393,472; 1994 -- 427,322 and 470,054,
   respectively................................................         255          325            4
  Class C Senior Convertible Preferred Stock, $0.01 par value;
   562,500 shares authorized: 549,629 shares outstanding.......           5            5            5
  Class D Senior Convertible Preferred Stock, $0.01 par value;
   shares authorized: 1994 -- 194,050; shares outstanding,
   194,035.....................................................      --                2            2
  Class E Senior Convertible Preferred Stock, $0.01 par value;
   shares authorized and outstanding: 1994 -- 129,712..........      --                1            1
  Undesignated Preferred Stock, $0.01 par value; shares
   authorized and outstanding: 1993 -- 2,039,379; 1994 --
   1,605,038; 0 shares issued..................................
  Additional paid-in capital...................................      18,579       29,229       29,685
                                                                 -----------  -----------  -----------
      Total redeemable preferred stock.........................      18,858       29,583       29,845
COMMON STOCKHOLDERS' DEFICIENCY:
  Common stock, $0.01 par value; shares authorized: 1993 --
   2,800,000; 1994 -- 4,000,000; shares outstanding: 78,281....           1            1            1
  Class B Common Stock, $0.01 par value; shares authorized:
   1993 -- 200,000; 1994 -- 300,000; shares outstanding:
   73,275......................................................           1            1            1
  Class C Common Stock, $0.01 par value; shares authorized:
   1994 -- 600,000; 0 shares issued............................
  Additional paid-in capital...................................         746          733          733
  Deficit......................................................      (6,632)      (7,951)      (9,435)
                                                                 -----------  -----------  -----------
      Common stockholders' deficiency..........................      (5,884)      (7,216)      (8,700)
                                                                 -----------  -----------  -----------
TOTAL..........................................................   $  63,445    $  87,111    $  83,199
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------


                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                            STATEMENTS OF OPERATIONS
                                   (IN 000'S)



                                                                         YEAR ENDED            QUARTER ENDED
                                                                  ------------------------  --------------------
                                                                  JANUARY 31,  JANUARY 30,   MAY 2,     MAY 1,
                                                                     1993         1994        1993       1994
                                                                  -----------  -----------  ---------  ---------
                                                                                                (UNAUDITED)
NET SALES.......................................................  $   169,014  $   190,261  $  39,064  $  46,246
COST OF SALES...................................................       86,431       99,093     19,615     24,252
                                                                  -----------  -----------  ---------  ---------
                                                                       82,583       91,168     19,449     21,994
OPERATING EXPENSES:
  Selling and delivery..........................................       63,845       76,219     16,288     19,483
  General and administrative....................................        5,754        6,900      1,511      1,801
  Amortization of deferred pre-opening expenses.................        1,092        1,387        105        840
  Depreciation and amortization.................................        3,431        3,549        834        954
                                                                  -----------  -----------  ---------  ---------
                                                                       74,122       88,055     18,738     23,078
                                                                  -----------  -----------  ---------  ---------
OPERATING EARNINGS (LOSS).......................................        8,461        3,113        711     (1,084)
OTHER INCOME (EXPENSE):
  Restructuring expenses (Notes 1, 4 and 6).....................       (1,632)         (24)    --            (12)
  Gain (loss) on asset disposal.................................          503         (226)    --             19
  Other.........................................................           22      --          --         --
  Interest expense:
    Related parties.............................................       (2,137)      (2,285)      (572)      (572)
    Other.......................................................       (1,759)      (1,154)      (218)      (422)
                                                                  -----------  -----------  ---------  ---------
INCOME (LOSS) BEFORE INCOME TAXES...............................        3,458         (576)       (79)    (2,071)
INCOME TAXES
  Currently payable.............................................        1,159           93     --         --
  Deferred income taxes (benefit)...............................          394         (329)       (32)      (849)
                                                                  -----------  -----------  ---------  ---------
                                                                        1,553         (236)       (32)      (849)
                                                                  -----------  -----------  ---------  ---------
NET INCOME (LOSS)...............................................  $     1,905  $      (340) $     (47) $  (1,222)
                                                                  -----------  -----------  ---------  ---------
                                                                  -----------  -----------  ---------  ---------


                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
    STATEMENTS OF REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY
                                   (IN 000'S)


                                                                   REDEEMABLE PREFERRED STOCK
                                -------------------------------------------------------------------------------------------------
                                                              EXCHANGEABLE                                             ADDITIONAL
                                EXCHANGEABLE   EXCHANGEABLE    PREFERRED     CONVERTIBLE   CONVERTIBLE   CONVERTIBLE    PAID-IN
                                  CLASS A        CLASS B         STOCK         CLASS C       CLASS D       CLASS E      CAPITAL
                                ------------   ------------   ------------   -----------   -----------   -----------   ----------
BALANCE, FEBRUARY 2, 1992.....     $ 439         $   759         $ 371          $--          -$-           -$-          $ 5,890
  Amortization of issuance
   fees.......................     --             --             --             --           --            --                56
  Class A, Class B and
   exchangeable preferred
   dividends accrued..........       330             390           447          --           --            --             --
  Sale of Class C preferred
   stock......................     --             --             --             $  30        --            --            10,146
  Sale of common stock........     --             --             --             --           --            --             --
  Repurchase and cancellation
   of outstanding shares......     --             --             --             --           --            --             --
  Paid-in-kind dividend.......      (760)         (1,139)         (563)         --           --            --             2,462
  Reverse split-common stock
   and Class C preferred......     --             --             --               (25)       --            --                25
  Repurchase options..........     --             --             --             --           --            --             --
  Net income..................     --             --             --             --           --            --             --
                                  ------       ------------     ------       -----------     -----         -----       ----------
BALANCE, JANUARY 31, 1993.....         9              10           255              5        --            --            18,579
  Amortization of issuance
   fees.......................     --             --             --             --           --            --               104
  Class A, Class B and
   Exchangeable preferred
   dividends accrued..........       215             252           408          --           --            --             --
  Sale of Class D preferred
   stock......................     --             --             --             --               2         --             5,840
  Sale of Class E preferred
   stock......................     --             --             --             --           --                1          3,903
  Paid-in-kind dividend, May
   1, 1993....................     --             --              (338)         --           --            --               338
  Repurchase options..........     --             --             --             --           --            --             --
  Paid-in-kind dividend,
   January 15, 1994...........      (214)           (251)        --             --           --            --               465
  Net loss....................     --             --             --             --           --            --             --
                                  ------       ------------     ------       -----------     -----         -----       ----------
BALANCE, JANUARY 30, 1994
(UNAUDITED):                          10              11           325              5            2             1         29,229
  Net loss....................     --             --             --             --           --            --             --
  Amortization of issuance
   fees.......................     --             --             --             --           --            --                29
  Class A, Class B and
   Exchangeable preferred
   dividends accrued..........        58              69           106          --           --            --             --
  Paid-in-kind dividend, May
   1, 1994....................     --             --              (427)         --           --            --               427
                                  ------       ------------     ------       -----------     -----         -----       ----------
BALANCE, MAY 1, 1994..........     $  68         $    80         $   4          $   5         $  2          $  1        $29,685
                                  ------       ------------     ------       -----------     -----         -----       ----------
                                  ------       ------------     ------       -----------     -----         -----       ----------

                                     COMMON STOCKHOLDERS' EQUITY
                                --------------------------------------
                                         CLASS    ADDITIONAL
                                COMMON     B       PAID-IN
                                STOCK    COMMON    CAPITAL     DEFICIT
                                ------   ------   ----------   -------
BALANCE, FEBRUARY 2, 1992.....    $5       $5       $1,190     $(7,314)
  Amortization of issuance
   fees.......................   --       --         --            (56)
  Class A, Class B and
   exchangeable preferred
   dividends accrued..........   --       --         --         (1,167)
  Sale of Class C preferred
   stock......................   --       --         --          --
  Sale of common stock........   --       --           100       --
  Repurchase and cancellation
   of outstanding shares......    (1)     --          (527)      --
  Paid-in-kind dividend.......   --       --         --          --
  Reverse split-common stock
   and Class C preferred......    (3)      (4)           7       --
  Repurchase options..........   --       --           (24)      --
  Net income..................   --       --         --          1,905
                                  --       --
                                                  ----------   -------
BALANCE, JANUARY 31, 1993.....     1        1          746      (6,632)
  Amortization of issuance
   fees.......................   --       --         --           (104)
  Class A, Class B and
   Exchangeable preferred
   dividends accrued..........   --       --         --           (875)
  Sale of Class D preferred
   stock......................   --       --         --          --
  Sale of Class E preferred
   stock......................   --       --         --          --
  Paid-in-kind dividend, May
   1, 1993....................   --       --         --          --
  Repurchase options..........   --       --           (13)      --
  Paid-in-kind dividend,
   January 15, 1994...........   --       --         --          --
  Net loss....................   --       --         --           (340)
                                  --       --
                                                  ----------   -------
BALANCE, JANUARY 30, 1994
(UNAUDITED):                       1        1          733      (7,951)
  Net loss....................   --       --         --         (1,222)
  Amortization of issuance
   fees.......................   --       --         --            (29)
  Class A, Class B and
   Exchangeable preferred
   dividends accrued..........   --       --         --           (233)
  Paid-in-kind dividend, May
   1, 1994....................   --       --         --          --
                                  --       --
                                                  ----------   -------
BALANCE, MAY 1, 1994..........    $1       $1       $  733     $(9,435)
                                  --       --
                                  --       --
                                                  ----------   -------
                                                  ----------   -------


                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                            STATEMENTS OF CASH FLOWS
                                   (IN 000'S)



                                                                                    YEAR ENDED              QUARTER ENDED
                                                                             -------------------------   --------------------
                                                                             JANUARY 31,   JANUARY 30,   MAY 2,
                                                                                1993          1994        1993    MAY 1, 1994
                                                                             -----------   -----------   -------  -----------
                                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................................   $    1,905    $     (340)  $   (47)   $  (1,222)
  Adjustments to reconcile net income (loss) to net cash flows from operating activities:
    Depreciation and amortization..........................................        3,290         3,549       834          954
    Deferred income taxes..................................................          503          (236)      (64)      (1,209)
    Loss (gain) on disposal of fixed assets................................         (503)          226     --             (19)
    Changes in:
      Accounts receivable..................................................          521          (718)     (202)         707
      Merchandise inventories..............................................        6,969       (15,560)     (272)       4,257
      Prepaid expenses and other current assets............................        1,303        (1,153)       47         (879)
      Accounts payable.....................................................      (11,952)        6,010       306       (5,606)
      Accrued expenses and other liabilities...............................         (448)            4    (2,475)        (447)
      Taxes other than income..............................................          (46)          (86)      100          187
      Notes receivable.....................................................           88           (70)    --         --
      Miscellaneous assets.................................................           (1)      --           (154)         (32)
                                                                             -----------   -----------   -------  -----------
        Net cash flows from operating activities...........................        1,629        (8,374)   (1,927)      (3,309)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......................................       (1,141)       (9,670)     (872)        (282)
  Proceeds from sale of property...........................................        1,503            57     --         --
                                                                             -----------   -----------   -------  -----------
        Net cash flows from investing activities...........................          362        (9,613)     (872)        (282)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing fees paid for restructuring revolving and term credit
   agreements..............................................................         (433)         (152)       (8)     --
  Proceeds from issuance of stock..........................................       10,276         9,746     --         --
  Repurchase of stock......................................................         (551)          (13)    --         --
  Issuance of subordinated debt accrual notes..............................        2,077       --          --         --
  Net borrowings (repayments) under revolving credit agreement.............      (13,934)        8,177     2,375        2,593
  Increase in checks outstanding...........................................          474           556         3        1,269
                                                                             -----------   -----------   -------  -----------
        Net cash flows from financing activities...........................       (2,091)       18,314     2,370        3,862
                                                                             -----------   -----------   -------  -----------
NET INCREASE (DECREASE) IN CASH............................................         (100)          327      (429)         271
CASH AND CASH EQUIVALENTS -- Beginning of year.............................        2,719         2,619     2,619        2,946
                                                                             -----------   -----------   -------  -----------
CASH AND CASH EQUIVALENTS -- End of year...................................   $    2,619    $    2,946   $ 2,190    $   3,217
                                                                             -----------   -----------   -------  -----------
                                                                             -----------   -----------   -------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest:
    Related parties........................................................   $  --         $    2,290   $ --       $ --
                                                                             -----------   -----------   -------  -----------
                                                                             -----------   -----------   -------  -----------
    Other..................................................................   $    1,804    $    1,130   $   270    $     496
                                                                             -----------   -----------   -------  -----------
                                                                             -----------   -----------   -------  -----------
  Cash paid during the year for income taxes...............................   $      188    $    1,103   $    25    $      19
                                                                             -----------   -----------   -------  -----------
                                                                             -----------   -----------   -------  -----------


                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                         NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF ACCOUNTING POLICIES:

    QUARTERLY FINANCIAL STATEMENTS BASIS OF PRESENTATION -- The accompanying financial statements and related footnote disclosures of Leewards Creative Crafts, Inc. (the "Company") as of May 1, 1994 and for the three months then ended and for the three months ended May 2, 1993 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, which are of a normal and recurring nature necessary for the fair presentation of financial position, results of operations and cash flows. The results of operations for the three months ended May 1, 1994 and May 2, 1993 are not necessarily indicative of the results which may be expected for the entire year.

    OPERATIONS AND RESTRUCTURING

    The Company engages in the retail sale of craft and home decor products. The Company maintained the following number of Company-operated and franchised stores at:


                                                                              COMPANY-
                                                                              OPERATED        FRANCHISES        TOTAL
                                                                           ---------------  ---------------     -----
January 31, 1993.........................................................            85                2             87
January 30, 1994.........................................................            99                3            102


    During the year ended January 31, 1993, the Company effected a restructuring of its debt (Note 4), capital structure (Note 6) and ongoing operations. Costs associated with these efforts, other than those directly associated with the debt and capital restructurings, are included in restructuring expenses. Such expenses include store closing, severance and other costs incurred in connection with these efforts.

    FISCAL YEAR-END -- The Company's fiscal year-end is the Sunday closest to January 31.

    CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash; amounts due from major credit card companies, which are collected within 1 to 2 days after date of sale; and highly liquid investments which, at time of purchase, have maturities of three months or less.


    MERCHANDISE INVENTORIES -- Merchandise inventories are stated at the lower of last-in, first-out (LIFO) cost or market. During the year ended January 31, 1993, LIFO inventories were reduced from levels at the beginning of the year, which reduction of LIFO inventory quantities had no material effect on 1993 operating earnings. Inventories at January 31, 1993, January 30, 1994, May 2, 1993 and May 1, 1994 were valued at market which was lower than LIFO cost.



    PRE-OPENING COSTS -- Pre-opening costs incurred for the opening of retail locations are deferred and amortized over 12 months, commencing in the month after the location opens. Unamortized deferred pre-opening costs included in prepaid expenses were $97,000 and $2,208,000 at January 31, 1993 and January 30, 1994, respectively.


    PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Buildings and improvements..................                         25-30 years
Leasehold improvements......................    Shorter of lease term or 10 years
Machinery and equipment.....................                          3-10 years

    INTANGIBLE ASSETS -- Intangible assets, primarily the trade name, and favorable lease agreements, are reported net of accumulated amortization. The assets are being amortized on a straight-line basis over their useful lives which range from 3 to 40 years.

    INCOME TAXES -- The Company adopted SFAS No. 109, "Accounting for Income Taxes," in the year ended January 31, 1993 and, accordingly, computes deferred taxes using the liability method.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF ACCOUNTING POLICIES: (CONTINUED)
Deferred tax assets and liabilities are recorded based on differences between the financial statements and income tax basis of assets and liabilities and the tax rate in effect when these differences are expected to reverse.

2.  ACCRUED EXPENSES
    Accrued expenses include the following (in 000's):


                                                                         JANUARY 31,      JANUARY 30,
                                                                            1993             1994
                                                                       ---------------  ---------------
Outstanding checks...................................................     $   4,339        $   4,895
Accrued payroll......................................................         2,970            2,396
Other................................................................         3,884            5,560
                                                                       ---------------  ---------------
Total................................................................     $  11,193        $  12,851
                                                                       ---------------  ---------------
                                                                       ---------------  ---------------


3.  INCOME TAXES
    The provision (benefit) for income taxes consists of the following (in
000's):


                                                                         JANUARY 31,      JANUARY 30,
                                                                            1993             1994
                                                                       ---------------  ---------------
Current:
  Federal............................................................     $     829
  State..............................................................           330        $      93
                                                                            -------           ------
                                                                              1,159               93
                                                                            -------           ------
Deferred:
  Federal............................................................           310             (273)
  State..............................................................            84              (56)
                                                                            -------           ------
                                                                                394             (329)
                                                                            -------           ------
Total provision (benefit) for income taxes...........................     $   1,553        $    (236)
                                                                            -------           ------
                                                                            -------           ------


    Provision for deferred taxes results from temporary differences in the recognition of revenue and expense for financial statement and tax purposes. Temporary differences arise principally from the following (in 000's):


                                                                         JANUARY 31,      JANUARY 30,
                                                                            1993             1994
                                                                       ---------------  ---------------
Amortization of intangibles..........................................     $    (285)       $    (203)
Deferred store pre-opening costs.....................................          (321)             708
Accrued liabilities..................................................           137             (294)
Inventory capitalization.............................................           205             (416)
Inventory reserves...................................................           118              127
Depreciation.........................................................           183              343
State taxes and effect of changes in state tax rates.................           109               70
Alternative minimum tax..............................................           171              (47)
Net operating loss...................................................                           (667)
Other................................................................            77               50
                                                                             ------           ------
Total................................................................     $    (394)       $    (329)
                                                                             ------           ------
                                                                             ------           ------

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  INCOME TAXES (CONTINUED)
    The difference between the statutory federal income tax rate and the effective tax rate is as follows:


                                                                              JANUARY 31,    JANUARY 30,
                                                                                 1993           1994
                                                                             -------------  -------------
Statutory federal income tax rate..........................................         34.0%         (34.0)%
State taxes, net of federal benefit........................................          6.1           (6.9)
Deferred tax adjustment....................................................          4.8             --
                                                                                   -----          -----
Effective income tax rate..................................................         44.9%         (40.9)%
                                                                                   -----          -----
                                                                                   -----          -----



    At January 31, 1993 and January 30, 1994, the components of the deferred income tax liability and asset were as follows (in 000's):



                                                                             JANUARY 31,  JANUARY 30,
                                                                                1993         1994
                                                                             -----------  -----------
Deferred tax liability:
  Intangibles..............................................................   $   2,558    $   2,368
  Property and equipment...................................................       1,487        1,894
  Other, net...............................................................        (119)         (54)
  Net operating loss carryforward..........................................          --         (670)
                                                                             -----------  -----------
    Total..................................................................   $   3,926    $   3,538
                                                                             -----------  -----------
                                                                             -----------  -----------
Deferred tax asset:
  Inventory................................................................                $     337
  Accrued expenses.........................................................   $     487          860
  Prepaid expenses.........................................................        (184)      (1,129)
  AMT credit carryforward..................................................          91          218
  Other -- net.............................................................         101           57
                                                                             -----------  -----------
    Total..................................................................   $     495    $     343
                                                                             -----------  -----------
                                                                             -----------  -----------


    At January 30, 1994, the Company has $218,000 of AMT credits available for carryforward to future years and an NOL carryforward of $1,635,000 which expires in 2009.

4.  LONG-TERM DEBT
    Long-term debt consists of (in 000's):


                                                                             JANUARY 31,  JANUARY 30,
                                                                                1993         1994
                                                                             -----------  -----------
Revolving and term loan(a).................................................   $   7,348    $  15,525
Subordinated debentures(b),(c).............................................      16,961       16,961
                                                                             -----------  -----------
Total long-term debt (See Note 11).........................................      24,309       32,486
Less current maturities....................................................      (7,348)     (32,486)
                                                                             -----------  -----------
  Total....................................................................   $  16,961    $  --
                                                                             -----------  -----------
                                                                             -----------  -----------


    (a) In August 1988, the Company entered into a secured revolving credit and term loan agreement (the "agreement") which enabled the Company to borrow up to a maximum of $25,000,000. On June 13, 1990, the Company restructured the agreement to provide for additional borrowings up to $32,000,000 through August 19, 1993. On April 2, 1993 the borrowing limit was reduced to $29,920,000.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  LONG-TERM DEBT (CONTINUED)
    Borrowings outstanding under the agreement are (in 000's):


                                                                             JANUARY 31,  JANUARY 30,
                                                                                1993         1994
                                                                             -----------  -----------
Revolving loans............................................................   $   4,235    $  14,067
Term loan..................................................................       3,113        1,458
                                                                             -----------  -----------
  Total....................................................................   $   7,348    $  15,525
                                                                             -----------  -----------
                                                                             -----------  -----------


    The borrowings under the agreement are collateralized by the assets of the Company. Interest is payable monthly based on the rate of interest publicly announced by Citibank in New York, New York as Citibank's "base rate" ("Base Rate"). In the year ended January 30, 1994, the interest rate was Base Rate plus 2% for the period from February 1, 1993 to April 2, 1993 and Base Rate plus 1.75% for the period from April 3, 1993 to January 30, 1994. During the prior year ended January 31, 1993, the interest rate was Base Rate plus 5% for the period from February 3, 1992 to June 22, 1992 and Base Rate plus 2% for the period from June 23, 1992 to January 31, 1993. In the year ended January 30, 1994, the interest rate fluctuated between 7.75% and 8.0% and was 7.75% at year-end; in the prior year, the rate fluctuated between 8.0% and 11.5% and was 8.0% at year-end.

    Under the revolving credit loan, as restructured, the full availability of this credit line is contingent on the cost of collateralized inventory, less certain adjustments. Commitment fees on the revolving loan are one-half of one percent of the average daily unused portion of the total facility, payable monthly.

    The term loan, as restructured, requires quarterly principal payments of $413,750 and the balance on August 19, 1994.

    The Company is in the preliminary stages of negotiating a new and expanded credit facility.

    In consideration for expanding the credit facility, the Company paid a one-time fee of $200,000 and issued warrants to Citicorp to purchase 3,250 shares of Class B Common Stock, par value $0.01 per share, subject to adjustment under certain antidilution provisions. The warrants are exercisable from the date of issuance at $141.65 per share and expire the later of June 13, 1995 or upon full payment of the credit facility.


    The agreement has covenants providing for mandatory prepayment provisions and requiring the Company to meet specified financial ratios and income tests. Such tests include, but are not limited to, net worth and earnings before interest, depreciation and taxes. The covenants impose limitations on, among other things, the amount of capital expenditures for each year, creating or incurring liens, and selling assets or granting guarantees, and prohibit declaring or paying dividends on common stock unless specifically permitted under the terms of the agreement. The Company has received waivers for all events of noncompliance with such covenants during the fiscal year ended January 31, 1993. The Company was not in compliance with all covenants at January 30, 1994 and at May 1, 1994. Accordingly, at those dates, all amounts outstanding under the agreement were due on demand (See Note 11).


    (b) In August 1988, the Company sold $14,884,000 of subordinated debentures to a related party. Interest is payable semi-annually at 13.5%. Annual principal payments of $3,742,000 begin May 15, 1997 and the remaining balance is due May 15, 2000. Included in interest expense are $2,285,000 and $2,137,000 for the years ended January 30, 1994 and January 31, 1993, respectively, for the indebtedness.

    The debentures contain covenants, including limitations on indebtedness, liens, and the incurrence of other subordinated indebtedness, and restrict payments such as dividends on common stock. The Company has received waivers for all events of noncompliance with such covenants during the

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  LONG-TERM DEBT (CONTINUED)

fiscal year ended January 31, 1993. At January 30, 1994, and at May 1, 1994, because of cross default provisions with respect to the agreement referred to in
(a) above, all amounts outstanding at those dates under the subordinated debentures also were due on demand and have been classified as currently payable (See Note 11).



    (c) RESTRUCTURING -- On June 22, 1992, the subordinated debentures were restructured and amended to provide, among other things, for the interest payments due on May 15 and November 15, 1992 to be made in the form of additional promissory notes ("accrual notes") in the principal amount of the interest payable at each date. The accrual notes bear interest at 13.5% per annum, payable semi-annually, and $1,038,000 was due on March 15, 1994 with the balance due on November 15, 1994. All amounts due under these debentures remain unpaid at May 1, 1994.


    In addition, an acquirer of the Class C Senior Convertible Stock (Note 6) acquired $5,000,000 of the subordinated debentures.

    Scheduled principal maturities of long-term debt classified as current for fiscal years subsequent to January 30, 1994 are as follows (in 000's):

YEARS ENDED
- ---------------------------------------------------------------------------------------------
February 1, 1998.............................................................................  $   3,742
January 31, 1999.............................................................................      3,742
Thereafter...................................................................................      7,400
                                                                                               ---------
Total........................................................................................  $  14,884
                                                                                               ---------
                                                                                               ---------


    Unamortized deferred financing costs of $892,000 and $656,000 at January 31, 1993 and January 30, 1994, respectively, consist of professional and commitment fees incurred in connection with the Company's revolving and term loan facility and subordinated debentures. Such costs are being amortized on a straight-line basis over the terms of the related debt.


5.  PENSION PLAN
    The Company has a defined benefit pension plan for its hourly workers with benefits based on a fixed dollar rate per year of service. The plan assets are invested primarily in short-term bonds and in equity securities. The Company's funding policy is to contribute annually the minimum amount required by the applicable Internal Revenue Code regulation. In April 1992, as part of a series of cost reductions, the Company froze the hourly pension plan. As a result, there will be no new entrants to the plan and no additional benefits accruing to current participants beyond those earned as of the date the plan was frozen.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  PENSION PLAN (CONTINUED)
    The following presents the funded status of the plan (in 000's):


                                                                                JANUARY 31,  JANUARY 30,
                                                                                   1993         1994
                                                                                -----------  -----------
Actuarial present value of benefit obligation:
  Estimated accumulated benefit obligation, including vested benefits.........   $   1,866    $   2,076
                                                                                -----------  -----------
                                                                                -----------  -----------
Estimated accumulated vested obligation.......................................   $   1,709    $   1,857
                                                                                -----------  -----------
                                                                                -----------  -----------
Projected benefit obligation..................................................   $  (1,866)   $  (2,076)
Plan assets at market value...................................................       2,012        2,084
                                                                                -----------  -----------
Plan assets in excess of projected benefit obligation.........................         146            8
Unrecognized prior service cost...............................................          16           13
Unrecognized net gain.........................................................        (234)         (75)
                                                                                -----------  -----------
Accrued pension cost..........................................................   $     (72)   $     (54)
                                                                                -----------  -----------
                                                                                -----------  -----------


    Pension expense includes the following components (in 000's):


                                                                                JANUARY 31,    JANUARY 30,
                                                                                    1993           1994
                                                                                ------------   ------------
 Interest cost on projected benefit obligation................................  $       142    $       143
  Actual return on assets.....................................................         (102)          (151)
  Net amortization and deferral...............................................          (59)            (9)
                                                                                     ------         ------
  Net periodic pension income.................................................  $       (19)   $       (17)
                                                                                     ------         ------
                                                                                     ------         ------
Actuarial assumptions:
  Discount rate...............................................................          8.0%          7.25%
  Asset rate of return........................................................          8.0%           8.0%


    The Company has a trusteed profit-sharing plan, providing employees a deferred compensation (401(k)) provision and Company matching provision. Under the plan, eligible employees are permitted to contribute up to 15% of gross compensation into the plan, and the Company will match each employee contribution up to 4% of gross compensation at a rate established by the Board of Directors.

    The Company and its employees made the following contributions to the plan during the years ended (in 000's):


                                                                                 JANUARY 31,    JANUARY 30,
                                                                                    1993           1994
                                                                                -------------  -------------

Employee contributions........................................................    $     672      $     752
Company matching contributions................................................          117            141
                                                                                      -----          -----
Total profit-sharing contributions............................................    $     789      $     893
                                                                                      -----          -----
                                                                                      -----          -----


6.  REDEEMABLE PREFERRED AND COMMON STOCK
    a. EXCHANGEABLE PREFERRED STOCK -- Each share of Exchangeable Preferred Stock is exchangeable for subordinated debentures due May 2, 2003 at the option of the Company, but, if not exchanged, must be redeemed at that date or upon sale of the Company, if earlier. The exchange rate and redemption price is $10.00 per share.

    b. CLASS A AND CLASS B CUMULATIVE EXCHANGEABLE SENIOR PREFERRED STOCK -- On June 13, 1990, the Company authorized and issued 1,375 shares each of Class A and Class B 30% Cumulative Exchangeable Senior Preferred Stock, $0.01 par value per share, for $1,000 per share. Each share of

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  REDEEMABLE PREFERRED AND COMMON STOCK (CONTINUED)
Class A and Class B preferred stock is, at the option of the Company, exchangeable for subordinated debentures due May 2, 2003, but if not exchanged, must be redeemed on that date or upon sale of the Company, if earlier. The exchange rate and redemption price is $1,000 per share.

    On June 22, 1992, the terms of the preferred stock were amended to reduce the annual dividend rate on the Class A and Class B Cumulative Exchangeable Senior Preferred Stock to 10% annually ($100 per share) from 30% annually ($300 per share), payable on January 15, and to reduce the dividend rate on the Exchangeable Preferred Stock to 10% annually ($1.00 per share) from 14% annually ($1.40 per share), payable on May 1. All dividends in arrears as of June 22, 1992 on the preferred shares were paid in kind in lieu of cash payments. For so long as the Class C, Class D, and Class E Preferred Stock is outstanding, future dividends on the Class A and Class B Cumulative Exchangeable Senior Preferred Stock and Exchangeable Preferred Stock must be paid in kind.

    Accrued and undeclared dividends at January 30, 1994 and January 31, 1993 were as follows (in 000's):


                                                                                            1993       1994
                                                                                          ---------  ---------
Class A Cumulative Exchangeable Senior Preferred Stock..................................  $       9  $      10
Class B Cumulative Exchangeable Senior Preferred Stock..................................         10         11
Exchangeable Preferred Stock............................................................        251        321


    Such accrued and undeclared dividends have been added to the carrying values of the stock to which they accrue.

    Issuance fees totalling approximately $287,000 related to the Redeemable Preferred Stock were deducted from the related paid-in capital at the time of issuance of these shares. Such fees are being amortized over the period ending May 2, 2003.

    c. CLASS C SENIOR CONVERTIBLE PREFERRED STOCK -- On June 22, 1992, the Company issued 549,629 shares of Class C Senior Convertible Preferred Stock ("Class C Preferred Stock"), par value $0.01 per share, for $10,561,700. The Class C Preferred Stock is convertible into common stock at the option of the holder on a one-for-one basis. If unconverted, the Class C Preferred Stock must be redeemed on June 15, 1999 or upon sale of the Company, if earlier. The initial redemption price is $19.22 per share, increasing 10.0% per annum.

    Issuance fees totalling approximately $386,000 related to the Class C Senior Convertible Preferred Stock were deducted from the related paid-in capital at the time of issuance of these shares. Such fees are being amortized over the period ending June 15, 1999.

    d. CLASS D AND CLASS E SENIOR CONVERTIBLE PREFERRED STOCK -- On May 28, 1993, the Company issued 194,035 and 129,712 shares of Class D and Class E Senior Convertible Stock, respectively ("Class D and Class E Preferred Stock"), par value $0.01 per share, for $6,000,000 and $4,010,000, respectively. The Class D and Class E Preferred Stock is convertible into common stock at the option of the holder on a one-for-one basis. If unconverted, the Class D and Class E Preferred Stock must be redeemed on June 15, 1999 or upon sale of the Company, if earlier. The initial redemption price is $30.92 per share, increasing 10.0% per annum.

    Issuance fees totalling approximately $158,000 and $106,000, respectively, related to the Class D and Class E Preferred Stock, were deducted from the related paid-in capital at the time of issuance of these shares. Such fees are being amortized over the period ending June 15, 1999.

    The Class C, Class D and Class E Preferred Stock rank pari passu and are senior to the Exchangeable Preferred Stock and Class A and Class B Cumulative Exchangeable Senior Preferred Stock.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  REDEEMABLE PREFERRED AND COMMON STOCK (CONTINUED)
    e. COMMON STOCK -- Common stockholders have voting rights. Class B Common Stock is non-voting and convertible into common stock at the option of the stockholder at a conversion rate of 4.88884 shares of common stock for each share of Class B Common Stock. Class C Common Stock is nonvoting and convertible into common stock at the option of the stockholder at a conversion rate of 1 share of common stock for each share of Class C Common Stock.

7.  STOCK SPLIT
    On September 18, 1992, the Company amended and restated its charter which, among other things, reduced the number of preferred shares authorized for issuance to 3,000,000 and reduced the number of common shares authorized for issuance to 3,000,000. In addition, a reverse stock split of the Company's common stock, Class B Common Stock, and Class C Senior Convertible Preferred Stock was accomplished, whereby one share was issued to replace each 5.333332 shares outstanding at the date of the split. All share and per share data, for the year ended January 31, 1993, has been restated to reflect this split.

8.  STOCK OPTIONS (ALL DATA REFLECTS THE STOCK SPLIT DESCRIBED IN NOTE 7)
    In January 1989, the Company adopted a compensatory stock option plan (the "1989 Plan"). Under the 1989 Plan, the Company granted restricted stock options to purchase 41,759 shares of common stock at an exercise price of $2.00 or $19.22 per share to key executives and employees. The right to exercise a stock option was contingent upon the Company's achieving a cumulative earnings level within four years of the date of the Plan or upon length of service. Options are exercisable within ten years of the date of the grant. In addition, in June and December 1992, the Company granted certain key executives 71,875 restricted stock options at an exercise price of $19.22. The right to exercise these options is contingent upon the Company's achieving a cumulative earnings target through January 29, 1995. Options are exercisable within ten years of date of the grant. In August 1993, the Company adopted an additional compensatory stock option plan (the "1993 Plan"). Under the 1993 Plan, the Company granted restricted options to purchase 58,500 shares of common stock at an exercise price of $19.22 or $30.92 per share to key executives, directors and employees. The right to exercise these options is contingent upon the Company's achieving a cumulative earnings target through January 29, 1995. Options are exercisable within ten years of the date of grant.

    The following summarizes activity in the plans for the years ended:


                                                                         JANUARY 31,      JANUARY 30,
                                                                            1993             1994
                                                                       ---------------  ---------------
Shares authorized....................................................       113,634          172,134
                                                                       ---------------  ---------------
Outstanding shares granted, beginning of year........................        50,000          111,258
Shares granted.......................................................        79,475           39,300
Shares canceled......................................................       (18,217)          (7,204)
                                                                       ---------------  ---------------
Outstanding shares granted, end of year..............................       111,258          143,354
                                                                       ---------------  ---------------
Shares available for grant...........................................         2,376           28,780
                                                                       ---------------  ---------------
                                                                       ---------------  ---------------



    Options for approximately 43,237 and 45,770 shares of common stock are vested at January 31, 1993 and January 30, 1994, respectively.


9.  LEASES
    The Company leases certain store premises and computer equipment. Certain leases contain renewal options. The store leases generally provide that the Company shall pay for property taxes, insurance and common area maintenance.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  LEASES (CONTINUED)
    Future minimum rentals required under noncancelable operating leases which have an original term of more than one year are as follows at January 30, 1994 (in 000's):

YEAR ENDED
- ---------------------------------------------------------------------------------
January 29, 1995.................................................................  $    18,146
January 28, 1996.................................................................       17,252
February 2, 1997.................................................................       15,822
February 1, 1998.................................................................       14,131
January 31, 1999.................................................................       11,701
Thereafter.......................................................................       40,542
                                                                                   -----------
Total............................................................................  $   117,594
                                                                                   -----------
                                                                                   -----------


    Rental expense for operating leases was $13,547,000 and $15,882,000 for the years ended January 31, 1993 and January 30, 1994, respectively.



    Certain store leases have percentage rent lease provisions. Percentage rent paid totalled $182,000 and $258,000 for the years ended January 31, 1993 and January 30, 1994, respectively.


10. COMMITMENTS AND CONTINGENCIES
    The Company is a defendant in a number of claims encountered in the normal course of business. Management believes, based on advice of counsel, that the ultimate outcome of all these matters will have no material adverse effect on the Company.


    The Company had arranged for letters of credit totalling $153,000 and $343,000 as of January 31, 1993 and January 30, 1994, respectively, to secure inventory purchases.


11. SUBSEQUENT EVENT
    On May 10, 1994, the Company entered into an Agreement and Plan of Merger (the "Agreement") whereby it will merge with a subsidiary of Michaels Stores, Inc. ("Michaels") and thereby become a wholly owned subsidiary of Michaels. The merger is expected to close in July, 1994. The Agreement also provides that simultaneously with the closing, Michaels shall cause the Company to repay its long-term debt.

- -------------------------------------------
- -------------------------------------------


  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY
UNDERWRITER.  THIS  PROSPECTUS  DOES  NOT  CONSTITUTE  AN  OFFER  TO  SELL  OR A
SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.


                                 --------------

                               TABLE OF CONTENTS


                                                                          PAGE
                                                                         -------
Available Information.................................................        3
Incorporation of Certain Documents by Reference.......................        3
Prospectus Summary....................................................        4
Recent Developments...................................................        7
The Company...........................................................        8
Leewards Acquisition..................................................       11
Use of Proceeds.......................................................       14
Capitalization........................................................       15
Price Range of Common Stock and Dividends.............................       16
Selected Financial and Store Data.....................................       17
Pro Forma Combined Financial Information..............................       18
Selling Stockholders..................................................       24
Description of Capital Stock..........................................       25
Certain Special Federal Tax Considerations For Non-United States
 Holders..............................................................       26
Underwriting..........................................................       28
Notice to Canadian Residents..........................................       30
Legal Matters.........................................................       31
Experts...............................................................       31
Index to Financial Statements.........................................      F-1


                                 MICHAELS LOGO
                            The Arts & Crafts Store

                                3,300,000 Shares

                                  Common Stock
                                ($.10 par value)
                                   PROSPECTUS

                                CS First Boston

                         Robertson, Stephens & Company


                     Nomura Securities International, Inc.


- ------------------------------------
- ------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses to be incurred in connection with the issuance and distribution of the Common Stock covered by this Registration Statement, all of which will be paid by Michaels Stores, Inc. (the "Registrant"), are as follows:


Printing, Shipping and Engraving Expenses................................  $   *
Accounting Fees and Expenses.............................................      *
Legal Fees and Expenses of Qualification under State Securities Laws.....      *
Legal Fees and Expenses..................................................      *
Transfer Agent and Registrar Fees and Expenses...........................      *
SEC Registration Fee.....................................................  $  50,788
NASD filing fee..........................................................     15,463
Miscellaneous............................................................      *
                                                                           ---------
  Total..................................................................  $ 700,000
                                                                           ---------
                                                                           ---------

- ------------------------
* To be filed by amendment.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's certificate of incorporation, bylaws, any agreement or otherwise.

    Reference is made to Article Nine of the Registrant's Restated Certificate of Incorporation, as amended, Exhibit 4.1 of this Registration Statement, which provides for indemnification of directors and officers.

    Reference is made to Article IX of the Registrant's Bylaws, Exhibit 4.2 to this Registration Statement, which provides for indemnification of directors and officers.

    In addition, the Registrant has entered into Indemnity Agreements with certain of its directors and executive officers.

    The Registrant has procured insurance that purports (i) to insure it against certain costs of indemnification that may be incurred by it pursuant to the provisions referred to above or otherwise and (ii) to insure the directors and officers of the Registrant against certain liabilities incurred by them in the discharge of their functions as directors and officers except for liabilities arising from their own malfeasance.

ITEM 16.  EXHIBITS.

    The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.


  EXHIBIT
  NUMBER                                               DESCRIPTION OF EXHIBIT
- -----------  ----------------------------------------------------------------------------------------------------------
       1.1   -- Underwriting Agreement.(1)
       1.2   --Subscription Agreement.(1)
       2.1   --  Agreement and  Plan of  Merger among Michaels  Stores, Inc.  LWA Acquisition  Corporation and Leewards
               Creative Crafts, Inc.(2)

  EXHIBIT
  NUMBER                                               DESCRIPTION OF EXHIBIT
- -----------  ----------------------------------------------------------------------------------------------------------
       2.2   --First Amendment to Agreement and Plan  of Merger dated as of June  2, 1994 among Michaels Stores,  Inc.,
               LWA Acquisition Corporation and Leewards Creative Crafts, Inc.(3)
       2.3   --  Stock Purchase Agreement, dated as  of February 16, 1994, among  Michaels Stores, Inc., Treasure House
               Stores, Inc. and the stockholders of Treasure House Stores, Inc.(4)
       2.4   -- Amendment No. 1 to Stock Purchase Agreement.(4)
       2.5   -- Agreement and Plan  of Merger, dated as  of March 3,  1994, among Michaels Stores,  Inc. and the  other parties listed therein.(2)
       2.6   -- Amendment No. 1 to Agreement and Plan of Merger, dated as of March 3, 1994, among Michaels Stores, Inc.
               and the other parties listed therein.(2)
       4.1   -- Restated Certificate of Incorporation of Michaels Stores, Inc.(5)
       4.2   -- Bylaws of Michaels Stores, Inc. as amended and restated.(6)
       4.3   -- Form of Common Stock Certificate.(6)
       4.4   --  Common Stock  and Warrant Agreement  dated as of  October 16,  1984 between Michaels  Stores, Inc. and
               Peoples Restaurants, Inc., including form of Warrant.(7)
       4.5   -- First Amendment to Common Stock and Warrant  Agreement dated October 31, 1984 between The First  Dallas
               Group, Ltd. and Michaels Stores, Inc.(7)
       4.6   --  Second Amendment to  Common Stock and Warrant  Agreement dated November 28,  1984 between First Dallas
               Investments -- Michaels I, Ltd. and Michaels Stores, Inc.(7)
       4.7   -- Third Amendment  to Common Stock  and Warrant Agreement  dated February 27,  1985 between First  Dallas
               Investments  -- Michaels  I, Ltd.,  The First  Dallas Group, Ltd.,  Sam Wyly,  Charles J.  Wyly, Jr. and
               Michaels Stores, Inc.(8)
       4.8   -- Amendment to Common Stock and Warrant Agreement dated September 1, 1992 between Michaels Stores,  Inc.,
               The  Andrew David Sparrow Wyly Trust, Charles J. Wyly,  Jr., The Martha Caroline Wyly Trust, The Charles
               Joseph Wyly, III Trust, The Emily Ann Wyly Trust,  The Jennifer Lynn Wyly Trust, Donald R. Miller,  Jr.,
               Evan  A. Wyly, The Laurie  Louise Wyly Trust, The Lisa  Lynn Wyly Trust, The  Sam Wyly and Rosemary Wyly
               Children's Trust No. 1 of 1965 fbo Kelly Wyly and Tallulah, Ltd.(5)
       4.9   -- Indenture, dated as of January 22, 1993, between Michaels Stores, Inc. and NationsBank of Texas,  N.A.,
               as  Trustee,  including  the form  of  4 3/4%/6  3/4%  Step-up Convertible  Subordinated  Note, included therein.(7)
       5     -- Opinion of Jackson & Walker.(1)
       8     -- None.
      12     -- None.
      15     -- None.
      23.1   -- Consent of Ernst & Young.(1)
      23.2   -- Consent of Deloitte & Touche.(1)
      23.3   -- Consent of Jackson & Walker (included in the opinion of Jackson & Walker, L.L.P. filed as Exhibit 5  to this Registration Statement).
      24     -- Power of Attorney.(2)
      25     -- None.
      26     -- None.
      27     -- None.
      28     -- None.

- ------------------------
(1)   Filed herewith.

(2)   Previously filed.
(3) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 1, 1994 and incorporated herein by reference.
(4) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-52311) and incorporated herein by reference.

(5) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-54726) and incorporated herein by reference.

(6)   Previously  filed as an exhibit to  the Registrant's Annual Report on Form
      10-K for the year ended January 31, 1994 and incorporated herein by reference.

(7)   Previously  filed as an exhibit to  the Registrant's Annual Report on Form
      10-K for the year ended January 31, 1993 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-9456) and incorporated herein by reference.


ITEM 17.  UNDERTAKINGS.

        (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c) The undersigned Registrant hereby undertakes that:

           (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on the 20th day of June, 1994.


                                                  MICHAELS STORES, INC.


                                          By:          /s/ JACK E. BUSH*


                                          --------------------------------------
                                                       Jack E. Bush
                                          PRESIDENT, CHIEF OPERATING OFFICER AND
                                                         DIRECTOR

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


            SIGNATURES                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------

                                     Chairman of the Board of
           /s/ SAM WYLY*                Directors and Chief
- -----------------------------------      Executive Officer       June 20, 1994
             Sam Wyly                   (Principal Executive
                                              Officer)

     /s/ CHARLES J. WYLY, JR.*
- -----------------------------------    Vice Chairman of the      June 20, 1994
       Charles J. Wyly, Jr.              Board of Directors

         /s/ JACK E. BUSH*               President, Chief
- -----------------------------------    Operating Officer and     June 20, 1994
           Jack E. Bush                       Director

       /s/ WILLIAM O. HUNT*
- -----------------------------------          Director            June 20, 1994
          William O. Hunt

- -----------------------------------          Director
         Richard E. Hanlon

- -----------------------------------          Director
           F. Jay Taylor

      /s/ MICHAEL C. FRENCH*
- -----------------------------------          Director            June 20, 1994
         Michael C. French

         /s/ EVAN C. WYLY*
- -----------------------------------          Director            June 20, 1994
           Evan C. Wyly

    /s/ DONALD R. MILLER, JR.*       Vice President -- Market
- -----------------------------------       Development, and       June 20, 1994
       Donald R. Miller, Jr.                  Director

                                     Executive Vice President
        /s/ R. DON MORRIS*              and Chief Financial
- -----------------------------------      Officer (Principal      June 20, 1994
           R. Don Morris              Financial and Accounting
                                              Officer)

      *By: /s/MARK V. BEASLEY
- -----------------------------------
         Mark V. Beasley,
         ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


                                                                                                            SEQUENTIALLY
  EXHIBIT                                                                                                     NUMBERED
  NUMBER                                        DESCRIPTION OF EXHIBIT                                          PAGE
- -----------  ---------------------------------------------------------------------------------------------  ------------
       1.1   -- Underwriting Agreement.(1)
       1.2   --Subscription Agreement.(1)
       2.1   --  Agreement and Plan of Merger among  Michaels Stores, Inc. LWA Acquisition Corporation and
               Leewards Creative Crafts, Inc.(2)
       2.2   --First Amendment to Agreement  and Plan of Merger  dated as of June  2, 1994 among  Michaels
               Stores, Inc., LWA Acquisition Corporation and Leewards Creative Crafts, Inc.(3)
       2.3   --  Stock Purchase  Agreement, dated as  of February  16, 1994, among  Michaels Stores, Inc.,
               Treasure House Stores, Inc. and the stockholders of Treasure House Stores, Inc.(4)
       2.4   -- Amendment No. 1 to Stock Purchase Agreement.(4)
       2.5   -- Agreement and Plan of Merger, dated as  of March 3, 1994, among Michaels Stores, Inc.  and the other parties listed therein.(2)
       2.6   -- Amendment No. 1 to Agreement and Plan of Merger, dated as of March 3, 1994, among Michaels
               Stores, Inc. and the other parties listed therein.(2)
       4.1   -- Restated Certificate of Incorporation of Michaels Stores, Inc.(5)
       4.2   -- Bylaws of Michaels Stores, Inc. as amended and restated.(6)
       4.3   -- Form of Common Stock Certificate.(6)
       4.4   --  Common Stock and Warrant Agreement dated as  of October 16, 1984 between Michaels Stores,
               Inc. and Peoples Restaurants, Inc., including form of Warrant.(7)
       4.5   -- First Amendment to Common Stock and  Warrant Agreement dated October 31, 1984 between  The
               First Dallas Group, Ltd. and Michaels Stores, Inc.(7)
       4.6   --  Second Amendment to  Common Stock and  Warrant Agreement dated  November 28, 1984 between
               First Dallas Investments -- Michaels I, Ltd. and Michaels Stores, Inc.(7)
       4.7   -- Third Amendment  to Common Stock  and Warrant  Agreement dated February  27, 1985  between
               First  Dallas Investments  -- Michaels  I, Ltd.,  The First  Dallas Group,  Ltd., Sam Wyly,
               Charles J. Wyly, Jr. and Michaels Stores, Inc.(8)
       4.8   -- Amendment to Common Stock and Warrant  Agreement dated September 1, 1992 between  Michaels
               Stores,  Inc.,  The Andrew  David  Sparrow Wyly  Trust, Charles  J.  Wyly, Jr.,  The Martha
               Caroline Wyly Trust,  The Charles Joseph  Wyly, III Trust,  The Emily Ann  Wyly Trust,  The
               Jennifer  Lynn Wyly  Trust, Donald  R. Miller, Jr.,  Evan A.  Wyly, The  Laurie Louise Wyly
               Trust, The Lisa Lynn Wyly Trust, The Sam  Wyly and Rosemary Wyly Children's Trust No. 1  of
               1965 fbo Kelly Wyly and Tallulah, Ltd.(5)
       4.9   --  Indenture, dated as of January 22, 1993, between Michaels Stores, Inc. and NationsBank of
               Texas, N.A.,  as  Trustee,  including  the  form  of  4  3/4%/6  3/4%  Step-up  Convertible
               Subordinated Note, included therein.(7)
       5     -- Opinion of Jackson & Walker.(1)
       8     -- None.
      12     -- None.
      15     -- None.
      23.1   -- Consent of Ernst & Young.(1)

                                                                                                            SEQUENTIALLY
  EXHIBIT                                                                                                     NUMBERED
  NUMBER                                        DESCRIPTION OF EXHIBIT                                          PAGE
- -----------  ---------------------------------------------------------------------------------------------  ------------
      23.2   -- Consent of Deloitte & Touche.(1)
      23.3   --  Consent of Jackson & Walker (included in the opinion of Jackson & Walker, L.L.P. filed as
               Exhibit 5 to this Registration Statement).
      24     -- Power of Attorney.(2)
      25     -- None.
      26     -- None.
      27     -- None.
      28     -- None.

- ------------------------
(1)   Filed herewith.
(2)   Previously filed.
(3) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 1, 1994 and incorporated herein by reference.
(4) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-52311) and incorporated herein by reference.

(5) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-54726) and incorporated herein by reference.

(6) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1994 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1993 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-9456) and incorporated herein by reference.

                        DESCRIPTION OF GRAPHIC:

Inside front cover

Map of the United States showing the locations of the Company's stores as of June 17, 1994, stores added through acquisitions on the West coast and stores expected to be added through the acquisition of Leewards (net of closings).